SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 17, 2026

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Announcement of LM Ericsson Telephone Company, April 17, 2026 regarding “First quarter report 2026”

First quarter report 2026

Strategic highlights – Robust execution reflecting a more balanced global footprint

●	Strong organic sales growth of 6%*, led by Networks, as customer demand broadened across regions.
●	AI-native radios announced at Mobile World Congress, extending technology leadership.
●	Share buyback program up to SEK 15 b. approved and expected to commence on April 23, 2026.

Financial highlights – Solid financial performance with broad-based contribution

●	Reported sales were SEK 49.3 (55.0) b. Organic* sales increased by 6%* YoY, with organic growth in all segments.
●	Adjusted[1] gross income decreased to SEK 23.7 (26.7) b., reflecting currency headwinds. Reported gross income was SEK 23.3 (26.5) b.
●	Adjusted[1] gross margin was 48.1% (48.5%). Cloud Software and Services gross margin increased, while Networks margin decreased slightly. Reported gross margin was 47.2% (48.2%).
●	Adjusted[1] EBITA was SEK 5.6 (6.9) b., with a 11.3% (12.6%) margin, mainly reflecting currency headwinds. EBITA was SEK 1.8 (6.7) b., impacted by -3.8 (-0.3) b. of restructuring charges.
●	Net income was SEK 0.9 (4.2) b. reflecting restructuring charges and currency impacts. Diluted EPS was SEK 0.27 (1.24).
●	Free cash flow before M&A was SEK 5.9 (2.7) b., driven by increased operating cash flow.

Börje Ekholm, President and CEO, said: “Our Q1 results demonstrate continued resilience in a dynamic environment, with organic sales growth of 6%. Our healthy gross margins and strong cash flow reflect the progress we have made in recent years, reducing reliance on geographic mix and strengthening our foundations globally.

Our multi-year investments in building a resilient, diversified, supply chain have enabled us to deliver consistently for customers amidst geopolitical and macroeconomic uncertainties. We are facing increasing input costs, especially in semiconductors, caused in part by AI demand. Our ambition is to offset these challenges, by working closely with customers and suppliers, and through product substitution and efficiency actions.

Looking ahead, while we continue to expect a flattish RAN market, our focused strategy, leading portfolio, and strengthened positions in mission critical and Enterprise give us confidence in our ability to grow faster than the mobile networks market and drive long-term success.”

SEK b.	Q1 2026	Q1 2025	YoY change	Q4 2025	QoQ change

Net sales	49.3	55.0	-10%	69.3	-29%

Organic sales growth * ²	-	-	6%	-	-

Gross income	23.3	26.5	-12%	32.7	-29%

Gross margin ²	47.2%	48.2%	-	47.2%	-

EBIT	1.4	5.9	-76%	11.2	-87%

EBIT margin ²	2.9%	10.8%	-	16.1%	-

EBITA ²	1.8	6.7	-73%	11.6	-85%

EBITA margin ²	3.6%	12.1%	-	16.7%	-

Net income	0.9	4.2	-79%	8.6	-90%

EPS diluted, SEK	0.27	1.24	-78%	2.57	-89%

Free cash flow before M&A ²	5.9	2.7	119%	14.9	-60%

Net cash, end of period ²	68.1	38.6	76%	61.2	11%

Adjusted financial measures ¹ ²

Adjusted gross income	23.7	26.7	-11%	33.2	-29%

Adjusted gross margin	48.1%	48.5%	-	48.0%	-

Adjusted EBIT	5.2	6.2	-16%	12.3	-57%

Adjusted EBIT margin	10.6%	11.3%	-	17.7%	-

Adjusted EBITA	5.6	6.9	-20%	12.7	-56%

Adjusted EBITA margin	11.3%	12.6%	-	18.3%	-

*	Sales adjusted for the impact of acquisitions and divestments and effects of foreign currency fluctuations.
[1]	Adjusted metrics are adjusted to exclude restructuring charges.
[2]	Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statement.

1 Ericsson | First quarter report 2026. April 17, 2026.

Amounts marked with an ‘*’ in this document represent sales growth adjusted for the impact of acquisitions and divestments and effects of foreign currency fluctuations, also named organic sales growth. These numbers present performance on a comparable basis to improve the comparability of results between periods. Organic sales growth figures are non-IFRS measures.

‘Adjusted’ metrics are adjusted to exclude restructuring charges and are non-IFRS measures. This is a change in nomenclature only.

See ‘Financial statements and other information’ for Alternative performance measures.

Group results

	Q1	Q1	YoY	Q4	QoQ
SEK b.	2026	2025	change	2025	change

Net sales	49.3	55.0	-10%	69.3	-29%

Organic sales growth * ¹	-	-	6%	-	-

Gross income	23.3	26.5	-12%	32.7	-29%

Gross margin	47.2%	48.2%	-	47.2%	-

Research and development (R&D) expenses	-13.5	-12.0	-	-13.1	-

Selling and administrative expenses	-8.1	-8.6	-	-9.0	-

Impairment losses on trade receivables	-0.2	0.0	-	0.1	-

Other operating income and expenses	0.0	0.0	-	0.4	-94%

Share of earnings of associated companies	-0.1	0.0	-	0.0	-

EBIT	1.4	5.9	-76%	11.2	-87%

EBIT margin ¹	2.9%	10.8%	-	16.1%	-

EBITA ¹	1.8	6.7	-73%	11.6	-85%

EBITA margin ¹	3.6%	12.1%	-	16.7%	-

Financial income and expenses, net	-0.2	-0.1	-	-0.1	-

Income tax	-0.4	-1.6	-	-2.5	-

Net income	0.9	4.2	-79%	8.6	-90%

Restructuring charges	-3.8	-0.3	-	-1.1	-

Adjusted financial measures ¹

Adjusted gross income	23.7	26.7	-11%	33.2	-29%

Adjusted gross margin	48.1%	48.5%	-	48.0%	-

Adjusted EBIT	5.2	6.2	-16%	12.3	-57%

Adjusted EBIT margin	10.6%	11.3%	-	17.7%	-

Adjusted EBITA	5.6	6.9	-20%	12.7	-56%

Adjusted EBITA margin	11.3%	12.6%	-	18.3%	-
[1]	Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

Net sales

Reported sales decreased by -10% YoY to SEK 49.3 (55.0) b., including a SEK -7.8 b. currency impact. Networks sales declined by -8% to SEK 32.9 b. Cloud Software and Services sales decreased by -9% to SEK 11.8 b. Enterprise sales declined by -30% to SEK 4.2 b., mainly driven by a SEK -1.1 b. impact from the divestment of iconectiv in 2025. Sales in segment Other were stable at SEK 0.4 b.

Organic sales grew by 6%* YoY. Networks sales increased by 7%*, supported by growth in three of the four market areas. Cloud Software and Services sales grew by 4%*, with growth in three market areas. Sales in segment Enterprise grew by 4%*, driven by Global Communications Platform.

IPR licensing revenues were SEK 3.1 (3.2) b. as organic revenue growth was offset by negative currency impacts. 82% of IPR licensing revenues are reported in segment Networks, with the remainder in Cloud Software and Services.

Gross income and margin

Gross margin decreased to 47.2% (48.2%). Networks gross margin decreased, mainly reflecting actions to enhance supply chain resilience. Gross margin in Cloud Software and Services increased, benefiting from product mix and improved delivery efficiency. Gross margin declined in Enterprise primarily due to the impact of the divestment of iconectiv and a change in business mix in Global Communications Platform.

Gross income decreased to SEK 23.3 (26.5) b., impacted by lower net sales and lower gross margin, and including a negative currency impact of SEK -3.8 b. Gross income was also impacted by restructuring charges of SEK -0.4 (-0.2) b.

Adjusted gross income decreased to SEK 23.7 (26.7) b., with a margin of 48.1% (48.5%).

Research and development (R&D) expenses

R&D expenses increased to SEK -13.5 (-12.0) b., including restructuring charges of SEK -2.6 (-0.0) b. and a positive currency impact of SEK 0.7 b. Excluding restructuring and currency impacts, R&D expenses decreased by SEK -0.4 b., as investments in technology leadership were more than offset by savings from cost-reduction actions, primarily in Cloud Software and Services.

Selling and administrative (SG&A) expenses

SG&A expenses were SEK -8.1 (-8.6) b., including restructuring charges of SEK -0.7 (-0.1) b. and a currency benefit of SEK 0.9 b. Excluding restructuring and currency impacts, SG&A expenses declined by SEK -0.2 b., primarily reflecting the divestment of iconectiv.

2 Ericsson | First quarter report 2026. April 17, 2026.	Group results

Restructuring charges

Restructuring charges were SEK -3.8 (-0.3) b., driven by announced headcount reduction plans in Sweden. Gross income included SEK -0.4 (-0.2) b. of restructuring charges, while restructuring charges in operating expenses were SEK -3.3 (-0.1) b.

EBITA

EBITA decreased to SEK 1.8 (6.7) b., mainly due to increased restructuring charges of SEK -3.8 (-0.3) b., lower gross income, and a SEK -0.5 b. impact from the revaluation of cash settled long-term variable compensation programs due to the increase in the share price. This was partly offset by lower operating expenses from cost-reduction actions. EBITA included a negative YoY currency impact of SEK -2.2 b. The EBITA margin was 3.6% (12.1%).

Adjusted EBITA decreased to SEK 5.6 (6.9) b. The adjusted EBITA margin was 11.3% (12.6%).

EBIT

EBIT decreased to SEK 1.4 (5.9) b. with a margin of 2.9% (10.8%). Amortization impacted EBIT by SEK -0.3 (-0.7) b.

Adjusted EBIT decreased to SEK 5.2 (6.2) b. with a margin of 10.6% (11.3%).

Financial income and expenses, net

Financial income and expenses were SEK -0.2 (-0.1) b. Financial net decreased as lower interest expense was offset by a SEK -0.1 (0.2) b. negative currency hedge effect.

Income tax

Taxes were SEK -0.4 (-1.6) b. A tax rate of 29% (25%) is expected for the full year, mainly reflecting restructuring initiatives in various markets.

Net income

Net income decreased to SEK 0.9 (4.2) b.

Diluted EPS was SEK 0.27 (1.24).

Employees

The number of employees on March 31, 2026, was 87,521 compared with 88,826 on December 31, 2025.

3 Ericsson | First quarter report 2026. April 17, 2026.	Group results

Market area sales

SEK b.	Q1 2026	Q1 2025	YoY change	YoY organic growth	Q4 2025	QoQ change

Americas	17.1	20.9	-18%	-2%	22.9	-26%

Europe, Middle East and Africa	14.3	14.5	-1%	10%	23.4	-39%

South East Asia, Oceania and India	6.9	7.2	-4%	12%	9.0	-23%

North East Asia	3.1	3.2	-3%	15%	5.2	-40%

Other	7.9	9.3	-15%	12%	8.8	-11%

Of which IPR	3.1	3.2	-1%	-	3.3	-6%

Total	49.3	55.0	-10%	6%	69.3	-29%

Market Area Americas

Sales decreased by -2%* YoY, with strong growth in Latin America partly offset by lower sales in North America. Networks sales declined in North America, primarily reflecting accelerated network investments in the prior-year period, in part due to tariff uncertainty, as well as a short-term reallocation of customer spend following mobile network operator consolidation announced last year. Cloud Software and Services sales increased, driven by timing of project deliverables in core networks as well as North America managed services growth. Reported sales decreased by -18% YoY.

In the quarter, a successful live proof of concept was conducted at Ericsson’s US headquarters in Plano, Texas, demonstrating sensing technology for unmanned aerial vehicle (UAV) detection and airspace monitoring using massive-MIMO radios.

Market Area Europe, Middle East and Africa

Sales grew by 10%* YoY. Networks sales in Europe increased, supported by the timing of project deliverables, partly offset by the completion of modernization projects. Networks sales in Middle East and Africa also increased, driven by 5G network investments. Cloud Software and Services sales declined due to timing of project deliverables as well as exits and descoping of managed services contracts. Reported sales decreased by -1% YoY.

In the quarter, a five-year partnership extension was agreed with Virgin Media O2 in the UK to become its primary Radio Access Network (RAN) partner, powering the majority of its nationwide mobile network and providing advanced 5G capabilities.

Market Area South East Asia, Oceania and India

Sales increased by 12%* YoY. Networks sales increased, primarily driven by higher deliveries in India. Cloud Software and Services sales increased, reflecting timing of project deliverables. Reported sales declined by -4% YoY.

Market Area North East Asia

Sales increased by 15%* YoY. Networks and Cloud Software and Services sales increased, reflecting the timing of project deliverables predominantly in Japan. Reported sales declined by -3% YoY.

In the quarter, a multi-year agreement was signed with Softbank to deploy next generation core network solutions. A multi-year agreement was signed with Far EasTone to modernize its RAN and core, with AI native, 5G advanced, and 6G ready networks.

Market Area Other

Market area Other primarily includes IPR licensing revenues and almost all sales in segment Enterprise. Sales increased by 12%* YoY with growth in Enterprise and a favorable currency hedge effect. Reported sales decreased by -15% YoY, mainly reflecting the divestment of iconectiv in Q3 2025.

4 Ericsson | First quarter report 2026. April 17, 2026.	Market area sales

Segment results

Mobile Networks –

Segment Networks

SEK b.	Q1 2026	Q1 2025	YoY change	Q4 2025

Net sales	32.9	35.6	-8%	44.2

Of which IPR licensing revenues	2.6	2.6	-1%	2.7

Organic sales growth	-	-	7%	-

Gross income	16.4	18.1	-10%	21.6

Gross margin	49.7%	50.8%	-	49.0%

EBIT	3.3	7.0	-53%	9.3

EBIT margin	10.0%	19.8%	-	21.1%

EBITA	3.3	7.4	-55%	9.3

EBITA margin	10.1%	20.7%	-	21.1%

Restructuring charges	-3.1	-0.1	-	-0.7

Adjusted financial measures

Adjusted gross income	16.6	18.2	-9%	21.9

Adjusted gross margin	50.4%	51.0%	-	49.6%

Adjusted EBIT	6.3	7.1	-11%	10.0

Adjusted EBIT margin	19.2%	20.1%	-	22.7%

Adjusted EBITA	6.4	7.5	-15%	10.1

Adjusted EBITA margin	19.3%	21.0%	-	22.8%

Breakdown of sales into products, services and IPR licensing is available in note 3.

Net sales

Sales increased by 7%* YoY, with growth in three of the four market areas. Reported sales decreased by -8% YoY to SEK 32.9 (35.6) b. including a currency impact of SEK -5.2 b.

Sales grew across the market area Europe, Middle East and Africa driven by network modernizations as well as 5G launches and rollouts. Sales in market area South East Asia, Oceania and India increased primarily due to higher deliveries in India. Sales in market area North East Asia also increased, reflecting the timing of project deliverables predominantly in Japan. Sales in market area Americas declined reflecting accelerated network investments in the prior-year period in North America, as well as a short-term reallocation of customer spend following mobile network operator consolidation in 2025. The decline was partly offset by higher sales in Latin America.

Gross income and margin

Adjusted gross margin decreased slightly to 50.4% (51.0%), mainly reflecting actions to enhance supply chain resilience. Adjusted gross income decreased to SEK 16.6 (18.2) b., impacted by lower gross margin, lower sales and a currency impact of SEK -2.7 b.

EBITA

Adjusted EBITA was SEK 6.4 (7.5) b. Lower gross income was partly offset by lower operating expenses. Operating expenses benefitted from continued efficiency improvements and positive currency impacts. R&D investments remained stable, supporting the strategy of building the best high-performing, AI-native, programmable networks, and maintaining technology leadership. Adjusted EBITA included a SEK -2.0 b. currency impact.

The adjusted EBITA margin was 19.3% (21.0%).

Net sales rolling four quarters were SEK 148.3 b. and the adjusted EBITA margin rolling four quarters was 20.3%.

Mobile Networks –

Segment Cloud Software and Services

SEK b.	Q1 2026	Q1 2025	YoY change	Q4 2025

Net sales	11.8	13.0	-9%	20.0

Of which IPR licensing revenues	0.6	0.6	-1%	0.6

Organic sales growth	-	-	4%	-

Gross income	4.9	5.1	-3%	8.6

Gross margin	41.5%	39.1%	-	43.1%

EBIT	0.0	0.1	-96%	3.4

EBIT margin	0.0%	0.5%	-	16.8%

EBITA	0.0	0.1	-88%	3.4

EBITA margin	0.1%	0.6%	-	16.8%

Restructuring charges	-0.6	-0.1	-	-0.3

Adjusted financial measures

Adjusted gross income	5.1	5.2	-1%	8.9

Adjusted gross margin	43.2%	39.9%	-	44.3%

Adjusted EBIT	0.6	0.1	-	3.7

Adjusted EBIT margin	5.3%	1.1%	-	18.5%

Adjusted EBITA	0.6	0.2	-	3.7

Adjusted EBITA margin	5.3%	1.2%	-	18.6%

Breakdown of sales into products, services and IPR licensing is available in note 3.

Net sales

Sales increased by 4%* YoY, with growth in three of the four market areas and growth in core networks. Reported sales declined by -9% to SEK 11.8 (13.0) b., including a currency impact of SEK -1.6 b. Services sales accounted for 64% (64%) of sales.

Sales grew in Americas, driven primarily by core networks. Sales in market areas South East Asia, Oceania and India and in North East Asia increased, driven by timing of project deliverables. In market area Europe, Middle East and Africa, sales declined across the region, mainly due to lower services sales.

Gross income and margin

Adjusted gross margin increased to 43.2% (39.9%), supported by strong strategy execution with improved delivery efficiency and a favorable shift in product mix. Adjusted gross income decreased slightly to SEK 5.1 (5.2) b., impacted by a negative currency impact of SEK -0.6 b.

EBITA

Adjusted EBITA increased to SEK 0.6 (0.2) b. Lower gross income was offset by lower operating expenses. Operating expenses benefitted from continued efficiency improvements and positive currency impacts. Adjusted EBITA included a SEK -0.3 b. currency impact. The adjusted EBITA margin was 5.3% (1.2%).

Net sales rolling four quarters were SEK 61.6 b. and the adjusted EBITA margin rolling four quarters was 12.4%.

5 Ericsson | First quarter report 2026. April 17, 2026.	Segment results

Enterprise –

Segment Enterprise

SEK b.	Q1 2026	Q1 2025	YoY change	Q4 2025

Net sales	4.2	5.9	-30%	4.6

Organic sales growth	-	-	4%	-

Gross income	2.0	3.3	-39%	2.4

Gross margin	48.9%	56.3%	-	52.1%

EBIT (loss)	-1.8	-1.0	-	-1.5

EBIT margin	-44.2%	-17.1%	-	-33.3%

EBITA (loss)	-1.5	-0.6	-	-1.1

EBITA margin	-36.9%	-10.5%	-	-24.5%

Restructuring charges	-0.1	-0.1	-	0.0

Adjusted financial measures

Adjusted gross income	2.0	3.3	-39%	2.4

Adjusted gross margin	49.0%	56.2%	-	52.1%

Adjusted EBIT (loss)	-1.7	-0.9	-	-1.5

Adjusted EBIT margin	-41.9%	-15.5%	-	-33.2%

Adjusted EBITA (loss)	-1.4	-0.5	-	-1.1

Adjusted EBITA margin	-34.6%	-8.9%	-	-24.4%

Net sales

Sales increased by 4%* YoY, primarily driven by Global Communications Platform, with slight growth in Enterprise Wireless Solutions. Reported sales decreased by -30% YoY to SEK 4.2 (5.9) b., reflecting the divestment of iconectiv in Q3 2025 and a SEK -0.8 b. currency impact.

Sales growth in Global Communications Platform was driven by higher sales in CPaaS and in network API powered solutions. Sales in Enterprise Wireless Solutions benefited from growth in WWAN solutions.

Gross income and margin

Adjusted gross margin decreased to 49.0% (56.2%), reflecting the impact of the divestment of iconectiv in Q3 2025 and a change in business mix in Global Communications Platform. Adjusted gross income was SEK 2.0 (3.3) b., reflecting the divestment of iconectiv in Q3 2025 and a negative currency impact of SEK -0.4 b.

EBITA (loss)

Adjusted EBITA (loss) was SEK -1.4 (-0.5) b., reflecting the divestment of iconectiv in Q3 2025 and SEK -0.3 b. of non-recurring costs in the current quarter, including the impact of a revaluation of cash settled long-term variable compensation programs due to the increase in the share price. The currency impact was SEK -0.1 b. Adjusted EBITA margin was -34.6% (-8.9%).

Net sales rolling four quarters were SEK 19.4 b. and the adjusted EBITA margin rolling four quarters was 20.4%, including a 39.1 percentage point benefit from the iconectiv gain in Q3 2025.

Segment Other

SEK b.	Q1 2026	Q1 2025	YoY change	Q4 2025

Net sales	0.4	0.5	-17%	0.5

Organic sales growth	-	-	-2%	-

Gross income	0.0	0.0	-133%	0.0

Gross margin	-1.5%	3.8%	-	7.4%

EBIT (loss)	0.0	-0.2	-	0.0

EBIT margin	0.3%	-35.0%	-	1.1%

EBITA (loss)	0.0	-0.2	-	0.0

EBITA margin	0.3%	-35.0%	-	1.1%

Restructuring charges	-	0.0	-	0.0

Adjusted financial measures

Adjusted gross income	0.0	0.0	-130%	0.1

Adjusted gross margin	-1.5%	4.2%	-	13.0%

Adjusted EBIT (loss)	0.0	-0.2	-	0.0

Adjusted EBIT margin	0.3%	-34.6%	-	8.0%

Adjusted EBITA (loss)	0.0	-0.2	-	0.0

Adjusted EBITA margin	0.3%	-34.6%	-	8.0%

Net sales

Reported sales were SEK 0.4 (0.5) b.

Gross income and margin

Adjusted gross income was SEK 0.0 (0.0) b. Adjusted gross margin was -1.5% (4.2%).

EBITA (loss)

Adjusted EBITA (loss) was SEK 0.0 (-0.2) b.

Net sales rolling four quarters were SEK 1.8 b.

6 Ericsson | First quarter report 2026. April 17, 2026.	Segment results

Cash flow and financial position

Free cash flow bridge, SEK b.	Q1 2026	Q1 2025	Q4 2025

Adjusted EBITA	5.6	6.9	12.7

Depreciation and amortization of non-acquired assets	1.6	2.0	1.7

Restructuring charges	-3.8	-0.3	-1.1

Changes in operating net assets	5.6	-2.8	6.4

Interest paid/received, taxes paid, and other	-1.6	-1.5	-3.2

Cash flow from operating activities	7.4	4.4	16.5

Net capex and other investing activities	-1.0	-1.1	-1.2

Repayment of lease liabilities	-0.5	-0.6	-0.5

Free cash flow before M&A	5.9	2.7	14.9

Cash flow from operating activities	7.4	4.4	16.5

Cash flow from investing activities	1.9	1.3	-5.0

Cash flow from financing activities	-2.3	-0.7	-8.8

SEK b.	Mar 31 2026	Mar 31 2025	Dec 31 2025

Gross cash	99.5	74.2	93.9

- Borrowings, current	9.9	5.6	3.5

- Borrowings, non-current	21.5	29.9	29.2

Net cash	68.1	38.6	61.2

Equity	103.1	84.9	110.3

Equity ratio (%)	35.5%	30.5%	39.5%

Capital turnover (times)	1.4	1.6	1.5

Return on capital employed (%)	21.4%	3.8%	24.1%

Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

Cash flow

Cash flow from operating activities was SEK 7.4 (4.4) b. Operating cash flow in the quarter was driven by earnings and a reduction in operating net assets. Operating net assets decreased driven by annual IPR payments received in the quarter.

Cash flow from operating activities increased compared to the prior year period, reflecting solid underlying earnings and positive cash flow from currency hedges.

Cash flow from investing activities was SEK 1.9 (1.3) b. Investing cash flow in the quarter was driven by the sale of interest-bearing securities.

Cash flow from financing activities was SEK -2.3 (-0.7) b. Financing cash flow in the quarter was driven by collateral on derivatives.

Financial position

Gross cash increased sequentially by SEK 5.6 b. to SEK 99.5 b., driven by positive free cash flow before M&A and a positive exchange rate effect on cash and cash equivalents.

Net cash increased SEK 6.9 b. sequentially to SEK 68.1 b.

The average maturity of parent company borrowings was 2.7 years as of March 31, 2026, compared with 3.5 years as of March 31, 2025.

Liabilities for post-employment benefits decreased to SEK 18.2 b. from SEK 18.6 b. The Swedish defined benefit obligation (DBO) was calculated using a discount rate based on the yields of Swedish government bonds. If the discount rate had been based on Swedish covered mortgage bonds, the liability for post-employment benefits would have been approximately SEK 9.9 b., which is SEK 8.3 b. lower than current DBO.

7 Ericsson | First quarter report 2026. April 17, 2026.	Cash flow and financial position

Key data points

Market

Dell’Oro estimates that the global RAN equipment market will be broadly stable in 2026.

Source: Dell’Oro Mobile RAN Quarterly Report Q425, Feb 2026.

Ericsson

Net sales

Reported average seasonality last 3 years (2023–2025), %.

	Q4èQ1	Q1èQ2	Q2èQ3	Q3èQ4

Networks	-25%	+4%	+1%	+17%

Cloud Software and Services	-33%	+13%	+3%	+29%

Net sales may show large variations between quarters, including currency changes.

IPR licensing revenues

IPR licensing revenue growth opportunities remain in new market segments and from increased penetration of the smartphone market.

At the end of Q1 2026, recurring annual IPR licensing revenues were approximately SEK 13 b.

Currency exposure

Currency exposure can vary significantly from quarter to quarter. In 2025, approximately half of net sales were USD denominated, over 15% of net sales were EUR denominated, and five other currencies (INR, JPY, GBP, CNY, AUD) contributed approximately 15% of net sales.

Further currency information is available at:

https://www.ericsson.com/en/investors/financial-reports-and- presentations/foreign-exchange-rates

Amortization of intangible assets

Amortization of intangible assets is expected to be around SEK -0.3 b. per quarter in segment Enterprise.

Restructuring charges

Restructuring charges for 2026 are expected to be at elevated levels.

Segments

Increased uncertainty remains in the outlook and in the broader macroeconomic and geopolitical environment.

The Q2 outlook assumes currency rates of USD:SEK 9.2, EUR:SEK 10.8.

Networks

Sales growth in Q2 2026 is expected to be broadly similar to 3-year average seasonality.

Adjusted gross margin in Q2 2026 is expected to be in the range of 49% to 51%.

Cloud Software and Services

Sales growth in Q2 2026 is expected to be above 3-year average seasonality.

8 Ericsson | First quarter report 2026. April 17, 2026.	Key data points

Parent Company

Income after financial items January – March 2026, was SEK 0.8 (0.3) b.

At the end of the quarter, gross cash (cash, cash equivalents plus interest-bearing securities, current and non-current) amounted to SEK 86.3 (61.2) b.

There was an increase in intercompany lending of SEK 1.1 b. and a decrease in intercompany borrowing of SEK 1.1 b. in the quarter.

At the end of the quarter, non-restricted equity amounted to SEK 33.8 (13.0) billion, and total equity amounted to SEK 82.1 (61.3) b.

The proposed dividend for 2025 of SEK 3.00 per share was approved by the Annual General Meeting on March 31, 2026 (‘‘the AGM’’). The first of two equal dividend payments of SEK 1.50 per share was made on April 9, 2026, and the second will be made with a record date of September 29, 2026, with an expected payment date of October 2, 2026.

The AGM resolved to authorize the Board of Directors to decide on the purchase of the Company’s ordinary Class B shares. The number of shares purchased must at no time result in the Company’s holding exceeding 10 percent of all the shares in the Company.

On April 16, 2026, it was announced that the Board of Directors had resolved to utilize the authorization granted by the AGM to initiate a share buyback program relating to Ericsson’s ordinary Class B shares on Nasdaq Stockholm up to a maximum consideration of SEK 15 billion. The acquisitions are expected to commence on April 23, 2026, at the earliest, and to end no later than March 31, 2027.

The holding of treasury stock on March 31, 2026, was 38,002,276 Class B shares.

9 Ericsson | First quarter report 2026. April 17, 2026.	Parent Company

Other information

Legal proceedings involving governmental authorities

In February 2022, Ericsson publicly disclosed that an internal investigation in 2019 included a review of the conduct of Ericsson employees, vendors and suppliers in Iraq during the period between 2011 to 2019. The investigators could not determine the ultimate recipients of any payments, nor identify that any Ericsson employee was directly involved in financing terrorist organizations. The Company’s 2019 internal Iraq investigation did not conclude that Ericsson made or was responsible for any payments to any terrorist organization.

The Company continues to fully cooperate with the US Department of Justice (DOJ) in its investigation into matters discussed in the 2019 internal Iraq investigation report and related topics concerning jurisdictions including Iraq. As additional information continues to be identified and evaluated in continued cooperation with the DOJ during its ongoing investigation, it is expected that there will not be any conclusive determinations on the outcome until the investigation is completed. The scope and duration of the investigation remain uncertain.

In April 2019, Ericsson was informed by China’s State Administration for Market Regulation Anti-monopoly Bureau (SAMR) that SAMR has initiated an investigation into Ericsson’s patent licensing practices in China. Ericsson is cooperating with the investigation, which is still in a fact-finding phase. The next steps include continued fact-finding and meetings with SAMR in order to facilitate the authority’s assessment and conclusions. In case of adverse findings, SAMR has the power to impose behavioral and financial remedies.

Legal proceedings not involving governmental authorities

In August 2022, a civil lawsuit was filed in the United States District Court for the District of Columbia against Telefonaktiebolaget LM Ericsson and Ericsson Inc. (collectively, the “Ericsson defendants”). The lawsuit was brought by US military service members, employees of US government contractors and other civilians who were killed or injured in terrorist attacks in Iraq, Afghanistan and Syria from 2005 to 2021, as well as by their family members. The lawsuit asserts claims against the Ericsson defendants under the U.S. Anti-Terrorism Act alleging that the Ericsson defendants made payments that ultimately aided the terrorist organizations that committed, planned or authorized the attacks. In November 2022, the Ericsson defendants filed a motion to dismiss the complaint. On December 20, 2022, plaintiffs filed an amended complaint, which added additional plaintiffs, including a plaintiff injured in Turkey, and also named Ericsson AB (collectively with the Ericsson defendants, the “Ericsson corporate defendants”), President and CEO Börje Ekholm and a former employee (who has not been served with process) as additional defendants and also asserted additional allegations and claims. In March 2023, the Ericsson corporate defendants and Mr. Ekholm filed motions to dismiss the amended complaint. Plaintiffs filed their oppositions to defendants’ motions to dismiss the amended complaint in June 2023, and defendants filed reply briefs in support of their motions to dismiss in July 2023. All briefing has been submitted, and resolution of the matter is pending with the District Court. All defendants will continue to vigorously defend this matter.

In February 2024, a second civil lawsuit also alleging violations of the U.S. Anti-Terrorism Act was filed in the United States District Court for the District of Columbia. The lawsuit was filed by the same law firm and involves substantially similar factual allegations and claims as those made in the Anti-Terrorism Act lawsuit originally filed in August 2022, and similarly names the same Ericsson corporate defendants, President and CEO Börje Ekholm and a former employee as defendants. The new lawsuit was brought by additional US military service members, employees of US government contractors and other civilians who were killed or injured in terrorist attacks in Iraq, Afghanistan, Syria, Turkey, Niger, and France from 2005 to 2021, as well as by their family members. The District Court for the District of Columbia has stayed the proceedings in this matter pending its decision on the motions to dismiss in the earlier-filed suit. The defendants will vigorously defend this matter.

In November 2025, a third civil lawsuit also alleging violations of the US Anti-Terrorism Act was filed in the US District Court for the District of Columbia. The lawsuit was filed by a law firm not involved in the August 2022 and February 2024 lawsuits and involves substantially similar factual allegations and claims to those made in the Anti-Terrorism Act lawsuits filed in August 2022 and February 2024, and similarly names the same Ericsson corporate defendants, CEO Börje Ekholm and a former employee as defendants. The new lawsuit was brought by additional US military service members, employees of US government contractors and other civilians who were killed or injured in terrorist attacks in France, Afghanistan, and Belgium from 2012 to 2018, as well as by their family members. The District Court for the District of Columbia has stayed the proceedings in this matter pending its decision on the motions to dismiss in the earlier-filed suit. The defendants will vigorously defend this matter.

In March 2026, a fourth civil lawsuit also alleging violations of the US Anti-Terrorism Act was filed in the US District Court for the District of Columbia. The lawsuit involves substantially similar factual allegations and claims to those made in the Anti-Terrorism Act lawsuits filed in August 2022, February 2024, and November 2025, and similarly names the same Ericsson corporate defendants, CEO Börje Ekholm and a former employee as defendants. The new lawsuit was brought by additional US military service members and civilians who were killed or injured in terrorist attacks in Afghanistan, Iraq, Niger, Tajikistan and Turkey from 2005 to 2018, as well as by their family members. The District Court for the District of Columbia has stayed the proceedings in this matter pending its decision on the motions to dismiss in the earlier-filed suit. The defendants will vigorously defend this matter.

Beginning on August 4, 2023, a number of civil lawsuits have been filed against Telefonaktiebolaget LM Ericsson in Solna District Court, Sweden. 93 claimants have filed suit, which are coordinated and financed by a UK-based litigation funder. The claimants consist of a group of non-Swedish funds and financial institutions that allegedly are or have been shareholders of the Company. Their damages claims are primarily based on alleged inadequate disclosure of the contents of the Company’s 2019 internal Iraq investigation report. Ericsson filed its statement of defense on March 15, 2024. On February 14, 2025, the District Court ordered Ericsson to produce the 2019 internal Iraq investigation report to the claimants’ external counsel. Ericsson appealed the decision and on August 15, 2025, the Court of Appeal overturned the District Court’s decision. The claimants appealed, but on March 12, 2026,

10 Ericsson | First quarter report 2026. April 17, 2026.	Other information

the Supreme Court refused leave to appeal. Proceedings on the merits of the case will now continue in the District Court. Ericsson will continue to vigorously defend this matter.

The Company actively manages its IPR portfolio and its need for third-party licenses and is involved from time to time, in the ordinary course of business, in litigation related thereto, as plaintiff, defendant and other capacities.

In addition to the proceedings discussed above, the Company is, and in the future may be, involved in various other regulatory investigations, enforcement actions, lawsuits, claims (including claims by third-parties the Company has indemnified against infringement liability or provided guarantees to) and proceedings incidental to the ordinary course of business and transactions.

PRESS RELEASES

March 31, 2026	Ericsson’s Annual General Meeting 2026 - Ericsson
April 16, 2026	Ericsson Initiates Share Buyback Program

11 Ericsson | First quarter report 2026. April 17, 2026.	Other information

Risk factors

Ericsson is exposed to a number of risks in its activities. To stimulate identification and support cross-functional treatment within the Ericsson Group, risks are grouped in a number of categories, including, for example, risks relating to technology, IPR, compliance, project execution, operations, supply chain and sourcing concentration, products and services, customer concentration, treasury and accounting, the geopolitical environment, M&A, cybersecurity and occupational health and safety. Ericsson’s risk management is embedded into strategy development and operational processes, and material Group risks are regularly assessed and reviewed by executives as required by Ericsson’s Material Group Risk Protocol to ensure accountability, effectiveness, efficiency, business continuity and compliance. Risks are defined in both a short-term and long-term perspective and are related to long-term objectives and strategic direction as well as to short-term objectives. Risk factors and uncertainties of relevance to Ericsson are described in the Ericsson Annual Report 2025 and in the Annual Report on Form 20-F for the year ended December 31, 2025 (in the following, the “Annual Report 2025”). See also the risks set out in the section titled “Forward-looking statements.”

Stockholm, April 17, 2026

Telefonaktiebolaget LM Ericsson

Börje Ekholm, President and CEO

Org. No. 556016-0680

Date for next report: July 14, 2026

12 Ericsson | First quarter report 2026. April 17, 2026.	Risk factors

Editor’s note

Media and analyst briefing	Investors
Ericsson invites media, investors and analysts to a conference call and	Daniel Morris, Vice President,
live video webcast at 09:00 AM CEST on April 17, 2026.	Head of Investor Relations
Phone: +44 7386 657217
Link to the webcast, dial-in to audio conference, supporting material	E-mail: investor.relations@ericsson.com
and replay will be available at:
www.ericsson.com/investors and	Lena Häggblom, Director,
www.ericsson.com/newsroom	Investor Relations
Phone: +46 72 593 27 78
For further information, please contact:	E-mail: investor.relations@ericsson.com

Lars Sandström, Senior Vice President, Chief Financial Officer	Alan Ganson, Director,
Phone: +46 72 161 20 04	Investor Relations
E-mail: investor.relations@ericsson.com	Phone: +46 70 267 27 30
E-mail: investor.relations@ericsson.com
Peter Borsos, Vice President,
Head of Group Communications	Media
Phone: +46 70 317 68 00	Ralf Bagner, Head of Media Relations
E-mail: media.relations@ericsson.com	Phone: +46 76 128 47 89
E-mail: media.relations@ericsson.com
Telefonaktiebolaget LM Ericsson
Org. number: 556016-0680	Corporate Communications
Torshamnsgatan 21	Phone: +46 10 719 69 92
SE-164 83 Stockholm	E-mail: media.relations@ericsson.com
Phone: +46 10 719 00 00
www.ericsson.com

13 Ericsson | First quarter report 2026. April 17, 2026.	Editor’s note

Forward-looking statements

This report includes forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. These statements are subject to risks and uncertainties that could cause actual results to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking statements, including, in particular the following:

–

Potential material additional liability resulting from past conduct, including allegations of past conduct that remains unresolved or unknown in multiple jurisdictions, including Iraq, which remains the subject of ongoing investigations by Ericsson and US governmental authorities

–

Risks related to internal controls and governance, including the potential to incur material liability in connection with internal controls surrounding payments made to third parties in connection with past conduct in multiple jurisdictions, including Iraq, which remains the subject of ongoing investigations by Ericsson and US governmental authorities

–

The risk that the ongoing investigations by Ericsson and US governmental authorities result in a conclusion by Ericsson or US governmental authorities that the Company’s past conduct included making or having responsibility for making payments to a terrorist organization or other improper payments, which could lead to material additional liability

–

Risks related to the Company’s ongoing compliance with obligations under the National Security Agreement entered into in connection with Ericsson’s acquisition of Vonage Holdings Corp. (Vonage), which may adversely affect the Vonage business and subject the Company to additional liabilities

–	Ericsson’s goals, strategies, planning assumptions and operational or financial performance expectations

–	Macroeconomic conditions, including inflationary pressures and effects on customer investments, market recovery and growth

–	Ongoing geopolitical and trade uncertainty, including challenging global economic conditions, market trends and the imposition of tariffs and sanctions

–	Continued growth of mobile communications, the success of Ericsson’s existing and targeted customer base, and Ericsson’s ability to maintain technology leadership

–

Success in implementing key strategies, including improving profitability, leading in 6G, capturing 5G market opportunities, capitalizing on network API and Enterprise opportunities, incorporation of AI technologies into certain products, services and processes, and expected benefits from restructuring activities

–	Risks related to cybersecurity and privacy, security and data localization

–	Industry trends, future characteristics and development of the markets in which Ericsson operates
–	Risks of global operations, including legal and regulatory requirements and uncertainties, and unfavorable lawsuits and legal proceedings

–	Ericsson’s future liquidity, capital resources, capital expenditures, cost savings and profitability, and risks related to financial condition

–	The expected demand for Ericsson’s existing and new products and services as well as plans to launch new products and services, including research and development expenditures

–	Ericsson’s ability to deliver on future plans and achieve future growth

–	The expected operational or financial performance of strategic cooperation activities and joint ventures

–

Risks related to acquisitions and divestments that may be disruptive and incur significant expenses, including Ericsson’s ability to successfully consummate such transactions, protect the value of acquisitions during integration, or achieve the value anticipated with an acquisition

–	Trends related to Ericsson’s industry, including Ericsson’s regulatory environment, competition and customer structure

–	Intense competition from existing competitors, and new entrants, including vendor consolidation

–	Risks related to the supply chain and single-source or highly concentrated third-party suppliers

–	Large, multi-year agreements with limited number of key customers, and operator consolidation

–	Risks related to intellectual property, key employees, and unforeseen risks and disruptions due to natural or man- made events

–	Risks related to environmental, social, governance, diversity, equity and inclusion and business conduct

–

Other factors included in Ericsson’s filings with the US Securities and Exchange Commission (SEC), including the factors described throughout this report, included in the section Risk factors, and in “Risk Factors” in the Annual Report 2025, as updated by subsequent reports filed with the SEC.

These forward-looking statements also represent Ericsson’s estimates, assumptions and expectations only as of the date that they were made, and to the extent they represent third-party data, Ericsson has not undertaken to independently verify such third-party data and does not intend to do so. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements and are urged to carefully review and consider the various disclosures made in this report and in other documents Ericsson files from time to time with Ericsson’s regulators that disclose risks and uncertainties that may affect Ericsson’s business. Ericsson expressly disclaims a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this report, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulations.

14 Ericsson | First quarter report 2026. April 17, 2026.	Forward-looking statements

Financial statements and other information

15 Ericsson | First quarter report 2026. April 17, 2026.	Financial statements and other information

Financial statements (unaudited)

Condensed consolidated income statement

		Q1

SEK million	Note	2026	2025	Change

Net sales	2	49,332	55,025	-10%

Cost of sales		-26,033	-28,488	-9%

Gross income	2	23,299	26,537	-12%

Research and development expenses		-13,489	-12,032	12%

Selling and administrative expenses		-8,135	-8,621	-6%

Impairment reversals/losses on trade receivables		-156	32	-

Operating expenses		-21,781	-20,621	6%

Other operating income and expenses		24	8	200%

Share of earnings of associated companies		-99	7	-

Earnings before financial items and income tax (EBIT)	2	1,443	5,931	-76%

Financial income and expenses, net	3	-193	-74	161%

Income after financial items		1,250	5,857	-79%

Income tax		-362	-1,640	-78%

Net income		887	4,217	-79%

Net income attributable to:

Owners of the Parent Company		888	4,149

Non-controlling interests		0	68

Other information

Average number of shares, basic (million)	8	3,333	3,333

Earnings per share, basic (SEK) ¹)	8	0.27	1.25

Earnings per share, diluted (SEK) ¹) ²)	8	0.27	1.24

1)	Based on net income attributable to owners of the Parent Company.
2)	Potential ordinary shares are not considered when their conversion to ordinary shares would improve earnings per share.

Condensed statement of comprehensive income

	Q1

SEK million	2026	2025

Net income	887	4,217

Other comprehensive income

Items that will not be reclassified to profit or loss

Remeasurements of defined benefit pension plans	173	2,711

Revaluation of credit risk on borrowings	108	28

Tax on items that will not be reclassified to profit or loss	-75	-476

Items that have been or may be reclassified to profit or loss

Cash flow hedge reserve

Gains/losses arising during the period	-344	2,929

Reclassification adjustments on gains/losses included in profit or loss	-564	293

Translation reserves

Changes in translation reserves	2,477	-7,616

Reclassification to profit or loss	-10	-

Share of other comprehensive income of associated companies	29	-50

Tax on items that have been or may be reclassified to profit or loss	187	-664

Total other comprehensive income, net of tax	1,981	-2,845

Total comprehensive income	2,868	1,372

Total comprehensive income attributable to:

Owners of the Parent Company	2,873	1,215

Non-controlling interests	-5	157

16 Ericsson | First quarter report 2026. April 17, 2026.	Financial statements

Condensed consolidated balance sheet

SEK million	Note	Mar 31 2026	Dec 31 2025

Assets

Non-current assets

Intangible assets

Capitalized development expenses		3,813	3,866

Goodwill		48,627	46,882

Customer relationships, IPR and other intangible assets		5,474	5,631

Property, plant and equipment		8,797	8,789

Right-of-use assets		7,023	6,738

Financial assets

Investments in associated companies		1,415	1,507

Other investments in shares and participations	5	2,071	1,909

Customer finance, non-current	5	190	238

Interest-bearing securities, non-current	5	36,457	37,298

Other financial assets, non-current	5	6,383	5,960

Deferred tax assets		18,707	16,851

		138,958	135,669

Current assets

Inventories		25,732	23,451

Contract assets		8,526	7,333

Trade receivables	5	39,345	40,327

Customer finance, current	5	1,582	852

Current tax assets		5,007	5,030

Other current receivables		8,153	9,920

Interest-bearing securities, current	5	10,775	12,715

Cash and cash equivalents	5	52,315	43,926

		151,435	143,554

Total assets		290,393	279,223

Equity and liabilities

Equity

Stockholders’ equity		102,440	109,535

Non-controlling interest in equity of subsidiaries		692	729

		103,133	110,264

Non-current liabilities

Post-employment benefits		18,224	18,648

Provisions, non-current	4	4,822	2,993

Deferred tax liabilities		175	152

Borrowings, non-current	5	21,541	29,165

Lease liabilities, non-current		6,107	5,772

Other non-current liabilities		1,327	1,292

		52,196	58,022

Current liabilities

Provisions, current	4	6,981	5,691

Borrowings, current	5	9,865	3,538

Lease liabilities, current		1,777	1,789

Contract liabilities		46,008	36,867

Trade payables	5	26,719	26,335

Current tax liabilities		3,386	2,679

Other current liabilities		40,327	34,038

		135,063	110,937

Total equity and liabilities		290,393	279,223

17 Ericsson | First quarter report 2026. April 17, 2026.	Financial statements

Condensed consolidated statement of cash flows

		Q1		Jan-Dec

SEK million	Note	2026	2025	2025

Operating activities

Net income		887	4,217	28,714

Adjustments for

Taxes		353	1,754	10,074

Earnings/dividends in associated companies		169	2	57

Depreciation, amortization and impairment losses	6	1,987	2,750	9,241

Other		-547	115	-8,579

		2,849	8,838	39,507

Changes in operating net assets

Inventories		-1,730	-2,268	929

Customer finance, current and non-current		-622	1,864	3,033

Trade receivables and contract assets		1,283	-312	-4,301

Trade payables		-471	-1,572	462

Provisions and post-employment benefits		2,557	-2,315	-1,435

Contract liabilities		8,077	8,596	1,485

Other operating assets and liabilities, net		-3,494	-6,830	205

		5,600	-2,837	378

Interest received		531	676	2,283

Interest paid		-534	-771	-2,205

Taxes paid		-1,042	-1,548	-7,009

Cash flow from operating activities		7,403	4,358	32,954

Investing activities

Investments in property, plant and equipment	6	-620	-729	-2,630

Sales of property, plant and equipment		10	39	192

Acquisitions/divestments of subsidiaries and other operations, net		-72	-4	10,539

Product development	6	-378	-307	-1,138

Purchase of interest-bearing securities		-6,393	-6,520	-38,758

Sales of interest-bearing securities		8,714	5,704	16,688

Other investing activities		599	3,122	3,670

Cash flow from investing activities		1,860	1,305	-11,437

Financing activities

Proceeds from issuance of borrowings		-	-	398

Repayment of borrowings		-	-79	-3,538

Dividends paid		-	-	-9,545

Repayment of lease liabilities		-459	-593	-2,115

Other financing activities		-1,819	-60	577

Cash flow from financing activities		-2,278	-732	-14,223

Effect of exchange rate changes on cash		1,403	-4,226	-7,253

Net change in cash and cash equivalents		8,388	705	41

Cash and cash equivalents, beginning of period		43,926	43,885	43,885

Cash and cash equivalents, end of period		52,315	44,590	43,926

18 Ericsson | First quarter report 2026. April 17, 2026.	Financial statements

Condensed consolidated statement of changes in equity
	Jan-Mar		Jan-Dec

SEK million	2026	2025	2025

Opening balance	110,264	92,983	92,983

Total comprehensive income	2,868	1,372	26,523

Sale/repurchase of own shares	-10	-	-116

Share issue, net	-	-	116

Long-term variable compensation plans	43	38	179

Dividends to shareholders	-10,031	-9,535	-9,545

Transactions with non-controlling interests	-	-	124

Closing balance	103,133	84,858	110,264

Condensed consolidated income statement – isolated quarters
	2026	2025

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Net sales	49,332	69,285	56,239	56,132	55,025

Cost of sales	-26,033	-36,580	-29,462	-29,483	-28,488

Gross income	23,299	32,705	26,777	26,649	26,537

Research and development expenses	-13,489	-13,098	-11,510	-12,212	-12,032

Selling and administrative expenses	-8,135	-8,971	-7,913	-8,180	-8,621

Impairment reversals/losses on trade receivables	-156	127	46	34	32

Operating expenses	-21,781	-21,942	-19,377	-20,358	-20,621

Other operating income and expenses	24	420	7,715	67	8

Share of earnings of associated companies	-99	-22	36	33	7

Earnings before financial items and income tax (EBIT)	1,443	11,161	15,151	6,391	5,931

Financial income and expenses, net	-193	-80	-212	34	-74

Income after financial items	1,250	11,081	14,939	6,425	5,857

Income tax	-362	-2,510	-3,639	-1,799	-1,640

Net income	887	8,571	11,300	4,626	4,217

Net income attributable to:

Owners of the Parent Company	888	8,563	11,149	4,567	4,149

Non-controlling interests	-	8	151	59	68

Other information

Average number of shares, basic (million)	3,333	3,333	3,333	3,333	3,333

Earnings per share, basic (SEK) ¹)	0.27	2.57	3.34	1.37	1.25

Earnings per share, diluted (SEK) ¹) ²)	0.27	2.57	3.33	1.37	1.24

1)	Based on net income attributable to owners of the Parent Company.
2)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

19 Ericsson | First quarter report 2026. April 17, 2026.	Financial statements

Condensed consolidated statement of cash flows – isolated quarters
	2026	2025

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Operating activities

Net income	887	8,571	11,300	4,626	4,217

Adjustments for

Taxes	353	2,724	3,647	1,949	1,754

Earnings/dividends in associated companies	169	27	50	-22	2

Depreciation, amortization and impairment losses	1,987	2,185	2,129	2,177	2,750

Other	-547	-735	-7,549	-410	115

	2,849	12,772	9,577	8,320	8,838

Changes in operating net assets

Inventories	-1,730	3,667	-680	210	-2,268

Customer finance, current and non-current	-622	406	372	391	1,864

Trade receivables and contract assets	1,283	-3,288	-889	188	-312

Trade payables	-471	1,568	1,102	-636	-1,572

Provisions and post-employment benefits	2,557	1,743	-565	-298	-2,315

Contract liabilities	8,077	-2,913	-2,869	-1,329	8,596

Other operating assets and liabilities, net	-3,494	5,175	3,047	-1,187	-6,830

	5,600	6,358	-482	-2,661	-2,837

Interest received	531	716	433	458	676

Interest paid	-534	-407	-328	-699	-771

Taxes paid	-1,042	-2,932	-1,261	-1,268	-1,548

Cash flow from operating activities	7,403	16,507	7,939	4,150	4,358

Investing activities

Investments in property, plant and equipment	-620	-849	-491	-561	-729

Sales of property, plant and equipment	10	56	57	40	39

Acquisitions/divestments of subs. and other operations, net	-72	338	10,064	141	-4

Product development	-378	-352	-286	-193	-307

Purchase of interest-bearing securities	-6,393	-10,310	-9,633	-12,295	-6,520

Sales of interest-bearing securities	8,714	4,867	3,549	2,568	5,704

Other investing activities	599	1,216	-106	-562	3,122

Cash flow from investing activities	1,860	-5,034	3,154	-10,862	1,305

Financing activities

Proceeds from issuance of borrowings	-	200	-	198	-

Repayment of borrowings	-	-3,001	-26	-432	-79

Dividends paid	-	-4,734	-1	-4,810	-

Repayment of lease liabilities	-459	-461	-507	-554	-593

Other financing activities	-1,819	-847	-643	2,127	-60

Cash flow from financing activities	-2,278	-8,843	-1,177	-3,471	-732

Effect of exchange rate changes on cash	1,403	-1,399	-841	-787	-4,226

Net change in cash and cash equivalents	8,388	1,231	9,075	-10,970	705

Cash and cash equivalents, beginning of period	43,926	42,695	33,620	44,590	43,885

Cash and cash equivalents, end of period	52,315	43,926	42,695	33,620	44,590

20 Ericsson | First quarter report 2026. April 17, 2026.	Financial statements

Condensed Parent Company income statement

	Q1		Jan-Dec

SEK million	2026	2025	2025

Net sales	-	-	-

Cost of sales	-	-	-

Gross income	-	-	-

Operating expenses	-243	-437	-1,692

Other operating income and expenses	685	657	2,600
EBIT	442	220	908

Financial net	374	62	30,408
Income after financial items	816	282	31,316

Transfers to (-) / from untaxed reserves	-	-	-528

Income tax	-110	-69	-499
Net income	706	213	30,289

Condensed Parent Company statement of comprehensive income

	Q1		Jan-Dec

SEK million	2026	2025	2025

Net income	706	213	30,289

Other comprehensive income, net of tax	-	-	-

Total comprehensive income	706	213	30,289

21 Ericsson | First quarter report 2026. April 17, 2026.	Financial Statements

Condensed Parent Company balance sheet

SEK million	Mar 31 2026	Dec 31 2025

Assets

Fixed assets

Intangible assets	146	151

Tangible assets	297	300

Financial assets ¹)	134,496	135,029

	134,939	135,480

Current assets

Receivables	16,060	19,323

Short-term investments	10,649	12,651

Cash and cash equivalents	39,174	27,807

	65,883	59,781

Total assets	200,822	195,261

Stockholders’ equity, provisions and liabilities

Equity

Restricted equity	48,351	48,351

Non-restricted equity	33,770	43,051

	82,121	91,402

Provisions	57	60

Non-current liabilities	21,537	29,164

Current liabilities	97,107	74,635

Total stockholders’ equity, provisions and liabilities	200,822	195,261

¹) Of which interest-bearing securities, non-current	36,457	37,298

22 Ericsson | First quarter report 2026. April 17, 2026.	Financial statements

Accounting policies and Explanatory notes

(unaudited)

Note 1 – Accounting policies and other information

The Group

This condensed consolidated interim financial report for the reporting period ended March 31, 2026, has been prepared in accordance with International Accounting Standard IAS 34 “Interim Financial Reporting”. The term “IFRS Accounting Standards” used in this document refers to IFRS® Accounting standards as issued by the International Accounting Standards Board (IASB) as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2025, and should be read in conjunction with that annual report. Amendments to IFRS Accounting Standards that became effective during 2026 do not have a material impact on the result and financial position of the Company.

Other

Rounding differences may occur in the summation of amounts.

23 Ericsson | First quarter report 2026. April 17, 2026.	Accounting policies and Explanatory notes

Note 2 – Segment information

Net sales by segment by quarter

	2026	2025

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Networks	32,937	44,200	35,424	35,747	35,643

Of which Products	25,549	33,275	26,531	27,622	28,060

Of which Services	7,388	10,925	8,893	8,125	7,583

Cloud Software and Services	11,833	20,031	15,346	14,363	12,975

Of which Products	4,295	8,459	5,431	5,407	4,719

Of which Services	7,539	11,572	9,915	8,956	8,256

Enterprise	4,168	4,578	5,058	5,548	5,933

Other	393	476	411	474	474

Total	49,332	69,285	56,239	56,132	55,025

	2026	2025

Sequential change, percent	Q1	Q4	Q3	Q2	Q1

Networks	-25%	25%	-1%	0%	-24%

Of which Products	-23%	25%	-4%	-2%	-23%

Of which Services	-32%	23%	9%	7%	-26%

Cloud Software and Services	-41%	31%	7%	11%	-33%

Of which Products	-49%	56%	0%	15%	-40%

Of which Services	-35%	17%	11%	8%	-29%

Enterprise	-9%	-9%	-9%	-6%	-3%

Other	-17%	16%	-13%	0%	-17%

Total	-29%	23%	0%	2%	-25%

	2026	2025

Year over year change, percent	Q1	Q4	Q3	Q2	Q1

Networks	-8%	-6%	-11%	-5%	6%

Of which Products	-9%	-9%	-15%	-3%	10%

Of which Services	-3%	7%	1%	-11%	-9%

Cloud Software and Services	-9%	3%	3%	-5%	-1%

Of which Products	-9%	8%	4%	12%	4%

Of which Services	-9%	-1%	2%	-14%	-3%

Enterprise	-30%	-25%	-20%	-14%	-1%

Other	-17%	-16%	-19%	-6%	-20%

Total	-10%	-5%	-9%	-6%	3%

	2026	2025

Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	32,937	151,014	106,814	71,390	35,643

Of which Products	25,549	115,488	82,213	55,682	28,060

Of which Services	7,388	35,526	24,601	15,708	7,583

Cloud Software and Services	11,833	62,715	42,684	27,338	12,975

Of which Products	4,295	24,016	15,557	10,126	4,719

Of which Services	7,539	38,699	27,127	17,212	8,256

Enterprise	4,168	21,117	16,539	11,481	5,933

Other	393	1,835	1,359	948	474

Total	49,332	236,681	167,396	111,157	55,025

	2026	2025

Year over year change, percent	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	-8%	-5%	-4%	0%	6%

Of which Products	-9%	-5%	-4%	3%	10%

Of which Services	-3%	-2%	-6%	-10%	-9%

Cloud Software and Services	-9%	0%	-1%	-3%	-1%

Of which Products	-9%	7%	7%	8%	4%

Of which Services	-9%	-4%	-5%	-9%	-3%

Enterprise	-30%	-15%	-12%	-8%	-1%

Other	-17%	-16%	-15%	-14%	-20%

Total	-10%	-5%	-4%	-2%	3%

24 Ericsson | First quarter report 2026. April 17, 2026.	Accounting policies and Explanatory notes

Gross income by segment by quarter

	2026	2025

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Networks	16,359	21,648	17,705	17,638	18,112

Cloud Software and Services	4,907	8,636	6,463	5,964	5,069

Enterprise	2,039	2,386	2,609	3,045	3,338

Other	-6	35	0	2	18

Total	23,299	32,705	26,777	26,649	26,537

	2026	2025

Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	16,359	75,103	53,455	35,750	18,112

Cloud Software and Services	4,907	26,132	17,496	11,033	5,069

Enterprise	2,039	11,378	8,992	6,383	3,338

Other	-6	55	20	20	18

Total	23,299	112,668	79,963	53,186	26,537

EBIT (loss) by segment by quarter

	2026	2025

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Networks	3,283	9,318	7,075	6,376	7,040

Cloud Software and Services	3	3,364	1,721	840	71

Enterprise	-1,844	-1,526	6,649	-870	-1,014

Other	1	5	-294	45	-166

Total	1,443	11,161	15,151	6,391	5,931

	2026	2025

Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	3,283	29,809	20,491	13,416	7,040

Cloud Software and Services	3	5,996	2,632	911	71

Enterprise	-1,844	3,239	4,765	-1,884	-1,014

Other	1	-410	-415	-121	-166

Total	1,443	38,634	27,473	12,322	5,931

25 Ericsson | First quarter report 2026. April 17, 2026.	Accounting policies and Explanatory notes

Net sales by market area by quarter *
	2026	2025

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Americas	17,077	22,928	19,837	19,809	20,859

Europe, Middle East and Africa 1) 2)	14,298	23,350	16,730	16,193	14,475

South East Asia, Oceania and India	6,946	8,986	7,097	5,505	7,226

North East Asia	3,122	5,205	3,825	3,766	3,215

Other 1) 2)	7,888	8,816	8,750	10,859	9,250

Total	49,332	69,285	56,239	56,132	55,025

1) Of which in Sweden	781	1,374	863	686	461

2) Of which in EU	7,081	10,663	8,213	8,223	7,566

	2026	2025

Sequential change, percent	Q1	Q4	Q3	Q2	Q1

Americas	-26%	16%	0%	-5%	-19%

Europe, Middle East and Africa ¹ ²	-39%	40%	3%	12%	-34%

South East Asia, Oceania and India	-23%	27%	29%	-24%	-14%

North East Asia	-40%	36%	2%	17%	-55%

Other ¹ ²	-11%	1%	-19%	17%	-4%

Total	-29%	23%	0%	2%	-25%

¹ Of which in Sweden	-43%	59%	26%	49%	-23%

² Of which in EU	-34%	30%	0%	9%	-31%

	2026	2025

Year over year change, percent	Q1	Q4	Q3	Q2	Q1

Americas	-18%	-11%	-16%	0%	26%

Europe, Middle East and Africa 1) 2)	-1%	7%	-1%	-6%	-5%

South East Asia, Oceania and India	-4%	6%	-8%	-28%	-16%

North East Asia	-3%	-27%	4%	-17%	-6%

Other 1) 2)	-15%	-9%	-13%	4%	-3%

Total	-10%	-5%	-9%	-6%	3%

1) Of which in Sweden	69%	130%	100%	18%	-37%

2) Of which in EU	-6%	-2%	1%	-4%	0%

	2026	2025

Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Americas	17,077	83,433	60,505	40,668	20,859

Europe, Middle East and Africa 1) 2)	14,298	70,748	47,398	30,668	14,475

South East Asia, Oceania and India	6,946	28,814	19,828	12,731	7,226

North East Asia	3,122	16,011	10,806	6,981	3,215

Other 1) 2)	7,888	37,675	28,859	20,109	9,250

Total	49,332	236,681	167,396	111,157	55,025

1) Of which in Sweden	781	3,384	2,010	1,147	461

2) Of which in EU	7,081	34,665	24,002	15,789	7,566

	2026	2025

Year to date, year over year change, percent	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Americas	-18%	-3%	1%	12%	26%

Europe, Middle East and Africa 1) 2)	-1%	-1%	-4%	-6%	-5%

South East Asia, Oceania and India	-4%	-11%	-17%	-22%	-16%

North East Asia	-3%	-15%	-7%	-13%	-6%

Other 1) 2)	-15%	-5%	-4%	1%	-3%

Total	-10%	-5%	-4%	-2%	3%

1) Of which in Sweden	69%	45%	15%	-13%	-37%

2) Of which in EU	-6%	-2%	-1%	-2%	0%

*

Q1-Q3 2025 have been restated to reflect changes in the market area structure. On February 25, 2025, the new market area structure was announced, and during Q4 2025 one additional country was added to Americas.

26 Ericsson | First quarter report 2026. April 17, 2026.	Accounting policies and Explanatory notes

Net sales by market area by segment

	Q1 2026

SEK million	Networks	Cloud Software and Services	Enterprise	Other	Total

Americas	13,682	3,335	60	0	17,077

Europe, Middle East and Africa	8,942	5,175	181	0	14,298

South East Asia, Oceania and India	5,074	1,858	13	0	6,946

North East Asia	2,370	751	1	0	3,122

Other 1)	2,868	713	3,914	393	7,888

Total	32,937	11,833	4,168	393	49,332

Share of total	67%	24%	8%	1%	100%

1) Includes primarily IPR licensing revenues and a major part of segment Enterprise.
			Q1 2026

Sequential change, percent	Networks	Cloud Software and Services	Enterprise	Other	Total

Americas	-20%	-41%	-69%	-100%	-26%

Europe, Middle East and Africa	-38%	-40%	-26%	-	-39%

South East Asia, Oceania and India	-15%	-38%	30%	-	-23%

North East Asia	-29%	-60%	-50%	-	-40%

Other	-15%	-17%	-5%	-18%	-11%

Total	-25%	-41%	-9%	-17%	-29%

			Q1 2026

Year over year change, percent	Networks	Cloud Software and Services	Enterprise	Other	Total

Americas	-21%	-5%	-52%	-	-18%

Europe, Middle East and Africa	8%	-13%	-25%	-	-1%

South East Asia, Oceania and India	-3%	-7%	86%	-	-4%

North East Asia	1%	-13%	-86%	-	-3%

Other	12%	9%	-30%	-17%	-15%

Total	-8%	-9%	-30%	-17%	-10%

27 Ericsson | First quarter report 2026. April 17, 2026.	Accounting policies and Explanatory notes

Top 5 countries in sales

	2026	2025

Country, percentage of net sales¹)	Q1	Q4	Q3	Q2	Q1

United States	39%	36%	40%	44%	45%

India	8%	5%	5%	4%	7%

United Kingdom	4%	4%	4%	4%	4%

Japan	4%	4%	3%	3%	3%

China	3%	3%	3%	4%	3%

	2026	2025

Country, percentage of net sales¹)	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

United States	39%	41%	43%	44%	45%

India	8%	5%	5%	6%	7%

United Kingdom	4%	4%	4%	4%	4%

Japan	4%	4%	3%	3%	3%

China	3%	3%	4%	4%	3%

1) Based on Jan-Mar 2026. Includes IPR licensing revenues.

IPR licensing revenues by segment by quarter

	2026	2025

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Networks	2,569	2,733	2,569	3,987	2,606

Cloud Software and Services	564	600	564	875	572

Total	3,133	3,333	3,133	4,862	3,178

	2026	2025

Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	2,569	11,895	9,162	6,593	2,606

Cloud Software and Services	564	2,611	2,011	1,447	572

Total	3,133	14,506	11,173	8,040	3,178

Note 3 – Financial income and expenses, net

Financial income and expenses, net

	2026	2025

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Financial income	585	620	662	579	619

Financial expenses	-594	-580	-735	-927	-805

Net foreign exchange gains/losses	-184	-120	-139	382	112

Total	-193	-80	-212	34	-74

	2026	2025

Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Financial income	585	2,480	1,860	1,198	619

Financial expenses	-594	-3,047	-2,467	-1,732	-805

Net foreign exchange gains/losses	-184	235	355	494	112

Total	-193	-332	-252	-40	-74

28 Ericsson | First quarter report 2026. April 17, 2026.	Accounting policies and Explanatory notes

Note 4 – Provisions

Provisions
	2026	2025

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Opening balance	8,684	7,823	8,652	9,093	11,715

Additions	6,016	3,005	847	1,830	1,055

Utilization	-2,898	-1,605	-1,311	-1,853	-3,009

Of which restructuring	-546	-721	-813	-837	-1,201

Reversal of excess amounts	-171	-357	-370	-273	-256

Reclassification, translation difference and other	172	-182	5	-145	-412

Closing balance	11,803	8,684	7,823	8,652	9,093

Of which restructuring	4,956	1,889	1,710	2,429	2,720

	2026	2025

Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Opening balance	8,684	11,715	11,715	11,715	11,715

Additions	6,016	6,737	3,732	2,885	1,055

Utilization	-2,898	-7,778	-6,173	-4,862	-3,009

Of which restructuring	-546	-3,572	-2,851	-2,038	-1,201

Reversal of excess amounts	-171	-1,256	-899	-529	-256

Reclassification, translation difference and other	172	-734	-552	-557	-412

Closing balance	11,803	8,684	7,823	8,652	9,093

Of which restructuring	4,956	1,889	1,710	2,429	2,720

29 Ericsson | First quarter report 2026. April 17, 2026.	Accounting policies and Explanatory notes

Note 5 – Financial risk management

There have been no changes to the fair value hierarchy categorization from that presented in the latest Annual Report. Where Level 2 and Level 3 fair value hierarchies apply, the inputs and valuation methods used remained unchanged. The book values and fair values of financial instruments are as follows:

Financial instruments

SEK billion		Mar 31 2026				Dec 31 2025

		Fair value hierarchy level				Fair value hierarchy level

	Carrying value	Level 1	Level 2	Level 3	Carrying value	Level 1	Level 2	Level 3

Assets at fair value through profit or loss

Customer finance ¹)	1.8	-	-	1.8	1.1	-	-	1.1

Interest-bearing securities	47.1	43.8	3.3	-	49.9	45.4	4.5	-

Cash equivalents ²)	33.6	-	33.6	-	25.3	-	25.3	-

Other financial assets	2.1	-	-	2.1	1.9	-	-	1.9

Other current assets	1.2	-	1.2		2.9	-	2.9	-

Assets at fair value through OCI

Trade receivables	39.3	-	-	39.3	40.3	-	-	40.3

Assets at amortized costs

Interest-bearing securities	0.1	-	-	-	0.1	-	-	-

Other financial assets	0.1	-	-	-	0.1	-	-	-

Total financial assets	125.3				121.6

Financial liabilities at designated FVTPL

Parent company borrowings	-30.1	-18.8	-11.3	-	-29.6	-18.8	-10.8	-

Financial liabilities at FVTPL

Other current liabilities	-0.4	-	-0.4	-	-0.2	-	-0.2	-

Liabilities at amortized cost

Trade payables	-26.7	-	-	-	-26.3	-	-	-

Borrowings	-1.3	-	-	-	-3.1	-	-	-

Total financial liabilities	-58.5				-59.2

1) Year to date movements of customer finance receivables are as follows: additions of SEK 5.9 billion, disposals and repayments of SEK 5.2 billion. No material revaluation impact in the current period (< SEK 0.1 billion).

2) Total Cash and cash equivalent is SEK 52.3 (43.9 on Dec 31, 2025) billion, of which SEK 33.6 (25.3 on Dec 31, 2025) billion relating to Cash equivalents are presented in the table above.

	$		$		$

Exchange rates used in the consolidation

	Jan-Mar				Jan-Dec

	2026		2025		2025

SEK/EUR - closing rate		10.97		10.85	10.82

SEK/USD - closing rate		9.57		10.03	9.19

30 Ericsson | First quarter report 2026. April 17, 2026.	Accounting policies and Explanatory notes

Note 6 – Cash flow

Information on investments Investments in assets subject to depreciation, amortization, impairment and write-downs

	2026	2025

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Additions

Property, plant and equipment	620	849	491	561	729

Capitalized development expenses	378	352	286	193	307

IPR, brands and other intangible assets	35	48	81	301	57

Total	1,033	1,249	858	1,055	1,093

Depreciation, amortization and impairment losses

Property, plant and equipment	735	814	812	826	1,029

Capitalized development expenses	436	446	449	451	444

Goodwill, IPR, brands and other intangible assets	344	439	365	373	721

Right-of-use assets	471	486	503	527	556

Total	1,986	2,185	2,129	2,177	2,750

	2026	2025

Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Additions

Property, plant and equipment	620	2,630	1,781	1,290	729

Capitalized development expenses	378	1,138	786	500	307

IPR, brands and other intangible assets	35	487	439	358	57

Total	1,033	4,255	3,006	2,148	1,093

Depreciation, amortization and impairment losses

Property, plant and equipment	735	3,481	2,667	1,855	1,029

Capitalized development expenses	436	1,790	1,344	895	444

Goodwill, IPR, brands and other intangible assets	344	1,898	1,459	1,094	721

Right-of-use assets	471	2,072	1,586	1,083	556

Total	1,986	9,241	7,056	4,927	2,750

Note 7 – Contingent liabilities and Assets pledged as collateral

Contingent liabilities and Assets pledged as collateral

	Mar 31	Dec 31

SEK million	2026	2025

Contingent liabilities	4,223	4,091

Assets pledged as collateral	8,812	8,695

31 Ericsson | First quarter report 2026. April 17, 2026.	Accounting policies and Explanatory notes

Note 8 – Share information

Number of shares and earnings per share

	Q1		Jan-Dec

	2026	2025	2025

Number of shares, end of period (million)	3,371	3,348	3,371

Of which class A-shares (million)	262	262	262

Of which class B-shares (million)	3,110	3,086	3,110

Number of treasury shares, end of period (million)	38	16	38

Number of shares outstanding, basic, end of period (million)	3,333	3,333	3,333

Numbers of shares outstanding, diluted, end of period (million)	3,343	3,340	3,342

Average number of treasury shares (million)	38	16	31

Average number of shares outstanding, basic (million)	3,333	3,333	3,333

Average number of shares outstanding, diluted (million) ¹)	3,343	3,340	3,342

Earnings per share, basic (SEK) ²)	0.27	1.25	8.53

Earnings per share, diluted (SEK) ¹)	0.27	1.24	8.51

1) Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

2) Based on net income attributable to owners of the Parent Company.

The proposed dividend for 2025 of SEK 3.00 per share was approved by the AGM 31 March 2026. The first of two equal dividend payments of SEK 1.50 per share was made on 9 April 2026, and the second will be made with a record date of 29 September 2026, with an expected payment date of 2 October 2026.

The AGM resolved to approve the Board of Directors’ proposal on authorization for the Board of Directors to, on one or several occasions prior to the AGM 2027, decide on the purchase of the Company’s own shares of series B. The number of shares purchased must at no time result in the Company’s holding exceeding 10 percent of all the shares in the Company.

Note 9 – Employee information

Number of employees

	2026	2025

End of period	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31

Americas	14,537	15,050	15,346	15,926	15,857

Europe, Middle East and Africa ¹)	38,548	39,045	39,489	40,413	40,677

South East Asia, Oceania and India	25,100	25,189	25,358	25,591	25,991

North East Asia	9,336	9,542	9,705	10,007	10,341

Total	87,521	88,826	89,898	91,937	92,866

¹) Of which in Sweden	12,615	12,806	12,967	13,476	13,222

32 Ericsson | First quarter report 2026. April 17, 2026.	Accounting policies and Explanatory notes

Alternative performance measures (unaudited)

In this section, the Company presents its Alternative Performance Measures (APMs), which are not recognized measures of financial performance under IFRS. The presentation of APMs has limitations as analytical tools and should not be considered in isolation or as a substitute for related financial measures prepared in accordance with IFRS.

APMs are presented to enhance an investor’s evaluation of ongoing operating results, to aid in forecasting future periods and to facilitate meaningful comparison of results between periods.

Management uses these APMs to, among other things, evaluate ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of certain performance-based compensation. APMs should not be viewed as substitutes for income statement or cash flow items computed in accordance with IFRS.

This section also includes a reconciliation of the APMs to the most directly reconcilable line items in the financial statements. For more information about non-IFRS key operating measures, see Ericsson Annual Report 2025.

Sales growth adjusted for comparable units and currency

Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations. Also named organic sales growth.

	2026	2025

Isolated quarters, year over year change, SEK million	Q1	Q4	Q3	Q2	Q1

Reported net sales	49,332	69,285	56,239	56,132	55,025

Acquired business	-	-	-	-	-

Net FX impact	7,755	6,801	4,213	4,672	-1,817

Current period net sales, excluding acquired business & FX impact	57,087	76,086	60,452	60,804	53,208

Prior year period net sales adjusted for acquired & divested business	53,903	71,474	61,794	59,848	53,325

Organic sales growth (%)	6%	6%	-2%	2%	0%

	2026		2025

Year to date, year over year change, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Reported net sales	49,332	236,681	167,396	111,157	55,025

Acquired business	-	-	-	-	-

Net FX impact	7,755	13,869	7,068	2,855	-1,817

Current period net sales, excluding acquired business & FX impact	57,087	250,550	174,464	114,012	53,208

Prior year period net sales adjusted for acquired & divested business	53,903	246,441	174,967	113,173	53,325

Organic sales growth (%)	6%	2%	0%	1%	0%

33 Ericsson | First quarter report 2026. April 17, 2026.	Alternative performance measures

Items excluding restructuring charges and impairments of goodwill and intangible assets

Gross income, operating expenses, and EBIT are presented excluding restructuring charges, and for certain measures, as a percentage of net sales. EBIT is also presented excluding restructuring charges and impairments of goodwill and intangible assets.

	2026	2025

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Gross income	23,299	32,705	26,777	26,649	26,537

Net sales	49,332	69,285	56,239	56,132	55,025

Gross margin (%)	47.2%	47.2%	47.6%	47.5%	48.2%

Gross income	23,299	32,705	26,777	26,649	26,537

Restructuring charges included in cost of sales	435	538	271	310	158

Adjusted gross income	23,734	33,243	27,048	26,959	26,695

Net sales	49,332	69,285	56,239	56,132	55,025

Adjusted gross margin (%)	48.1%	48.0%	48.1%	48.0%	48.5%

Operating expenses	-21,781	-21,942	-19,377	-20,358	-20,621

Restructuring charges included in R&D expenses	2,595	300	-41	300	20

Restructuring charges included in selling and administrative expenses	738	259	73	46	103

Operating expenses excluding restructuring charges	-18,448	-21,383	-19,345	-20,012	-20,498

EBIT	1,443	11,161	15,151	6,391	5,931

Net sales	49,332	69,285	56,239	56,132	55,025

EBIT margin (%)	2.9%	16.1%	26.9%	11.4%	10.8%

EBIT	1,443	11,161	15,151	6,391	5,931

Total restructuring charges	3,768	1,097	303	656	281

Adjusted EBIT	5,211	12,258	15,454	7,047	6,212

Net sales	49,332	69,285	56,239	56,132	55,025

Adjusted EBIT margin (%)	10.6%	17.7%	27.5%	12.6%	11.3%

Adjusted EBIT	5,211	12,258	15,454	7,047	6,212

Impairment of goodwill and intangible assets	-	-	-	-	-

Adjusted EBIT excluding impairments of goodwill and intangible assets	5,211	12,258	15,454	7,047	6,212

Net sales	49,332	69,285	56,239	56,132	55,025

Adjusted EBIT margin excluding impairments of goodwill and intangible assets (%)	10.6%	17.7%	27.5%	12.6%	11.3%

	2026		2025

Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Gross income	23,299	112,668	79,963	53,186	26,537

Net sales	49,332	236,681	167,396	111,157	55,025

Gross margin (%)	47.2%	47.6%	47.8%	47.8%	48.2%

Gross income	23,299	112,668	79,963	53,186	26,537

Restructuring charges included in cost of sales	435	1,277	739	468	158

Adjusted gross income	23,734	113,945	80,702	53,654	26,695

Net sales	49,332	236,681	167,396	111,157	55,025

Adjusted gross margin (%)	48.1%	48.1%	48.2%	48.3%	48.5%

Operating expenses	-21,781	-82,298	-60,356	-40,979	-20,621

Restructuring charges included in R&D expenses	2,595	579	279	320	20

Restructuring charges included in selling and administrative expenses	738	481	222	149	103

Operating expenses excluding restructuring charges	-18,448	-81,238	-59,855	-40,510	-20,498

EBIT	1,443	38,634	27,473	12,322	5,931

Net sales	49,332	236,681	167,396	111,157	55,025

EBIT margin (%)	2.9%	16.3%	16.4%	11.1%	10.8%

EBIT	1,443	38,634	27,473	12,322	5,931

Total restructuring charges	3,768	2,337	1,240	937	281

Adjusted EBIT	5,211	40,971	28,713	13,259	6,212

Net sales	49,332	236,681	167,396	111,157	55,025

Adjusted EBIT margin (%)	10.6%	17.3%	17.2%	11.9%	11.3%

Adjusted EBIT	5,211	40,971	28,713	13,259	6,212

Impairment of goodwill and intangible assets	-	-	-	-	-

Adjusted EBIT excluding impairments of goodwill and intangible assets	5,211	40,971	28,713	13,259	6,212

Net sales	49,332	236,681	167,396	111,157	55,025

Adjusted EBIT margin excluding impairments of goodwill and intangible assets (%)	10.6%	17.3%	17.2%	11.9%	11.3%

34 Ericsson | First quarter report 2026. April 17, 2026.	Alternative performance measures

EBITA and EBITA margin / Adjusted EBITA and Adjusted EBITA margin

Earnings before interest, income tax, amortizations and write-downs of acquired intangibles (including goodwill) also expressed as a percentage of net sales.

Adjusted EBITA also expressed as a percentage of net sales.

	2026	2025

Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Net income	887	8,571	11,300	4,626	4,217
Income tax	362	2,510	3,639	1,799	1,640

Financial income and expenses, net	193	80	212	-34	74

Amortizations and write-downs of acquired intangibles	344	440	365	372	721

Of which segment Enterprise	307	406	338	346	389

EBITA	1,788	11,601	15,516	6,763	6,652

Net sales	49,332	69,285	56,239	56,132	55,025

EBITA margin (%)	3.6%	16.7%	27.6%	12.0%	12.1%

Restructuring charges	3,768	1,097	303	656	281

Adjusted EBITA	5,556	12,698	15,819	7,419	6,933

Adjusted EBITA margin (%)	11.3%	18.3%	28.1%	13.2%	12.6%

	2026	2025

Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Net income	887	28,714	20,143	8,843	4,217
Income tax	362	9,588	7,078	3,439	1,640

Financial income and expenses, net	193	332	252	40	74

Amortizations and write-downs of acquired intangibles	344	1,898	1,458	1,093	721

Of which segment Enterprise	307	1,479	1,073	735	389

EBITA	1,788	40,532	28,931	13,415	6,652

Net sales	49,332	236,681	167,396	111,157	55,025

EBITA margin (%)	3.6%	17.1%	17.3%	12.1%	12.1%

Restructuring charges	3,768	2,337	1,240	937	281

Adjusted EBITA	5,556	42,869	30,171	14,352	6,933

Adjusted EBITA margin (%)	11.3%	18.1%	18.0%	12.9%	12.6%

Additionally, Ericsson provides forward-looking targets for adjusted EBITA margin and Free cash flow before M&A as a percentage of net sales, which are non-IFRS financial measures. Ericsson has not provided quantitative reconciliation of these targets to the most directly comparable IFRS measures because certain information needed to reconcile these non-IFRS financial measures to the most comparable IFRS financial measures are dependent on specific items or impacts that are not yet determined, are subject to incarcerating and variability in timing and amount due to their nature, are outside of Ericsson’s control or cannot be predicted, including items and impacts such as currency exchange rate changes, acquisitions and disposals, and charges such as impairments or acquisition related charges. Accordingly, reconciliation of these non-IFRS forward-looking financial measures are not available without unreasonable efforts. Such unavailable reconciling items could significantly impact our results of operations and financial condition.

Rolling four quarters of net sales and adjusted EBITA margin (%)

Net sales, EBITA margin and restructuring charges as a sum of last four quarters.

	2026	2025

Rolling four quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Net sales	230,988	236,681	240,309	245,864	249,580

EBITA	35,668	40,532	37,554	28,241	23,904

Restructuring charges	5,824	2,337	2,866	4,116	5,088

Adjusted EBITA	41,492	42,869	40,420	32,357	28,992

Adjusted EBITA margin (%)	18.0%	18.1%	16.8%	13.2%	11.6%

35 Ericsson | First quarter report 2026. April 17, 2026.	Alternative performance measures

Gross cash and net cash, end of period

Gross cash: Cash and cash equivalents plus interest-bearing securities (current and non-current).

Net cash: Cash and cash equivalents plus interest-bearing securities (current and non-current) less borrowings (current and non-current).

	2026	2025

SEK million	Q1	Q4	Q3	Q2	Q1

Cash and cash equivalents	52,315	43,926	42,695	33,620	44,590

+ Interest-bearing securities, current	10,775	12,715	8,345	6,790	5,147

+ Interest-bearing securities, non-current	36,457	37,298	37,370	32,859	24,436

Gross cash, end of period	99,547	93,939	88,410	73,269	74,173

- Borrowings, current	9,865	3,538	6,680	7,285	5,597

- Borrowings, non-current	21,541	29,165	29,872	29,944	29,929

Net cash, end of period	68,141	61,236	51,858	36,040	38,647

Capital employed

Total assets less non-interest-bearing provisions and liabilities (which includes non-current provisions, deferred tax liabilities, contract liabilities, other non-current liabilities, current provisions, trade payables, current tax liabilities and other current liabilities).

	2026	2025

SEK million	Q1	Q4	Q3	Q2	Q1

Total assets	290,393	279,223	282,476	270,555	277,978

Less: Non-interest-bearing provisions and liabilities

Provisions, non-current	4,822	2,993	2,478	2,365	2,541

Deferred tax liabilities	175	152	1,349	1,390	1,365

Other non-current liabilities	1,327	1,292	899	870	888

Provisions, current	6,981	5,691	5,345	6,287	6,552

Contract liabilities	46,008	36,867	40,642	44,370	46,757

Trade payables	26,719	26,335	25,352	24,804	26,450

Current tax liabilities	3,386	2,679	6,069	3,609	2,664

Other current liabilities	40,327	34,038	34,605	32,521	41,655

Capital employed	160,647	169,176	165,737	154,339	149,106

Capital turnover

Rolling four quarters of net sales divided by five-point average for capital employed.

The definition is updated from Q1 2025. Prior periods are updated accordingly. Refer to the clarification provided at the beginning of the APM section.

	2026	2025

SEK million	Q1	Q4	Q3	Q2	Q1

Net sales, rolling four quarters	230,988	236,681	240,309	245,864	249,580

Average capital employed, rolling five quarters

Capital employed at end of period -4	149,106	162,967	153,610	156,496	177,181

Capital employed at end of period -3	154,339	149,106	162,967	153,610	156,496

Capital employed at end of period -2	165,737	154,339	149,106	162,967	153,610

Capital employed at end of period -1	169,176	165,737	154,339	149,106	162,967

Capital employed at end of period	160,647	169,176	165,737	154,339	149,106

Average capital employed, rolling five quarters	159,801	160,265	157,152	155,304	159,872

Capital turnover (times)	1.4	1.5	1.5	1.6	1.6

36 Ericsson | First quarter report 2026. April 17, 2026.	Alternative performance measures

Return on capital employed

Rolling four quarters of EBIT divided by five-point average for capital employed.

The definition is updated from Q1 2025. Prior periods are updated accordingly. Refer to the clarification provided at the beginning of the APM section.

	2026	2025

SEK million	Q1	Q4	Q3	Q2	Q1

EBIT, rolling four quarters	34,146	38,634	35,431	26,054	6,144

Average capital employed, rolling five quarters

Capital employed at end of period -4	149,106	162,967	153,610	156,496	177,181

Capital employed at end of period -3	154,339	149,106	162,967	153,610	156,496

Capital employed at end of period -2	165,737	154,339	149,106	162,967	153,610

Capital employed at end of period -1	169,176	165,737	154,339	149,106	162,967

Capital employed at end of period	160,647	169,176	165,737	154,339	149,106

Average capital employed, rolling five quarters	159,801	160,265	157,152	155,304	159,872

Return on capital employed (%)	21.4%	24.1%	22.5%	16.8%	3.8%

Equity ratio

Equity expressed as a percentage of total assets.

	2026	2025
SEK million	Q1	Q4	Q3	Q2	Q1

Total equity	103,133	110,264	102,494	85,699	84,858

Total assets	290,393	279,223	282,476	270,555	277,978

Equity ratio (%)	35.5%	39.5%	36.3%	31.7%	30.5%

Return on equity

Annualized net income attributable to owners of the Parent Company as a percentage of average stockholders’ equity.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2026	2025
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Net income attributable to owners of the Parent Company	888	8,563	11,149	4,567	4,149

Annualized	3,551	34,252	44,596	18,268	16,596

Average stockholders’ equity

Stockholders’ equity, beginning of period	109,535	102,658	86,748	86,039	94,284

Stockholders’ equity, end of period	102,440	109,535	102,658	86,748	86,039

Average stockholders’ equity	105,988	106,097	94,703	86,394	90,162

Return on equity (%)	3.4%	32.3%	47.1%	21.1%	18.4%

	2026		2025
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Net income attributable to owners of the Parent Company	888	28,428	19,865	8,716	4,149

Annualized	3,551	28,428	26,487	17,432	16,596

Average stockholders’ equity

Stockholders’ equity, beginning of period	109,535	94,284	94,284	94,284	94,284

Stockholders’ equity, end of period	102,440	109,535	102,658	86,748	86,039

Average stockholders’ equity	105,988	101,910	98,471	90,516	90,162

Return on equity (%)	3.4%	27.9%	26.9%	19.3%	18.4%

37 Ericsson | First quarter report 2026. April 17, 2026.	Alternative performance measures

Operating working capital

Inventories, contract assets, trade receivables, customer finance (current and non-current), advances to suppliers and prepaid expenses less contract liabilities and trade payables.

	2026	2025
SEK million	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31

Inventories	25,732	23,451	27,519	27,068	27,649

Contract assets	8,526	7,333	7,494	6,618	5,735

Trade receivables	39,345	40,327	38,136	39,107	41,428

Customer finance, current	1,582	852	1,290	1,879	2,396

Customer finance, non-current	190	238	242	78	27

Advance payments to suppliers ¹)	44	46	39	41	46

Prepaid expenses ¹)	3,015	2,390	2,443	3,025	3,749

Less: Contract liabilities	46,008	36,867	40,642	44,370	46,757

Less: Trade payables	26,719	26,335	25,352	24,804	26,450

Operating working capital	5,709	11,435	11,169	8,642	7,823

1) Part of Other current receivables in the consolidated balance sheet.

Free cash flow before M&A / Free cash flow after M&A / Free cash flow before M&A (% of net sales)

Free cash flow before M&A: Cash flow from operating activities less net capital expenditures, other investments (excluding M&A) and repayment of lease liabilities.

Free cash flow after M&A: Cash flow from operating activities less net capital expenditures, other investments and repayment of lease liabilities.

Free cash flow before M&A (% of net sales): Free cash flow before M&A as a percentage of net sales.

	2026	2025
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Cash flow from operating activities	7,403	16,507	7,939	4,150	4,358

Net capital expenditures and other investments (excl. M&A)

Investments in property, plant and equipment	-620	-849	-491	-561	-729

Sales of property, plant and equipment	10	56	57	40	39

Product development	-378	-352	-286	-193	-307

Other investments ¹)	-36	-47	-81	-301	-64

Repayment of lease liabilities	-459	-462	-507	-554	-593

Free cash flow before M&A	5,921	14,853	6,631	2,581	2,704

Acquisitions/divestments of subs and other operations, net	-72	338	10,064	141	-4

Free cash flow after M&A	5,849	15,191	16,695	2,722	2,700

Net sales	49,332	69,285	56,239	56,132	55,025

Free cash flow before M&A (% of net sales)	12.0%	21.4%	11.8%	4.6%	4.9%

	2026	2025
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Cash flow from operating activities	7,403	32,954	16,447	8,508	4,358

Net capital expenditures and other investments (excl. M&A)

Investments in property, plant and equipment	-620	-2,630	-1,781	-1,290	-729

Sales of property, plant and equipment	10	192	136	79	39

Product development	-378	-1,138	-786	-500	-307

Other investments ¹)	-36	-493	-446	-365	-64

Repayment of lease liabilities	-459	-2,116	-1,654	-1,147	-593

Free cash flow before M&A	5,921	26,769	11,916	5,285	2,704

Acquisitions/divestments of subs and other operations, net	-72	10,539	10,201	137	-4

Free cash flow after M&A	5,849	37,308	22,117	5,422	2,700

Net sales	49,332	236,681	167,396	111,157	55,025

Free cash flow before M&A (% of net sales)	12.0%	11.3%	7.1%	4.8%	4.9%

1) Other investments is part of the line item Other investing activities in the Consolidated cash flow statement. The differences are movements in other interest-bearing assets, which are not to be part of the definition of Free cash flow.

38 Ericsson | First quarter report 2026. April 17, 2026.	Alternative performance measures

Sales growth by segment adjusted for comparable units and currency

	2026	2025
Isolated quarter, year over year change, percent	Q1	Q4	Q3	Q2	Q1

Networks	7%	4%	-5%	3%	3%

Cloud Software and Services	4%	12%	9%	1%	-3%

Enterprise	4%	2%	-7%	-6%	-7%

Other	-2%	-10%	-15%	-1%	-23%

Total	6%	6%	-2%	2%	0%

	2026	2025
Year to date, year over year change, percent	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	7%	1%	0%	3%	3%

Cloud Software and Services	4%	6%	2%	-1%	-3%

Enterprise	4%	-5%	-7%	-6%	-7%

Other	-2%	-13%	-14%	-13%	-23%

Total	6%	2%	0%	1%	0%

Sales growth by market area adjusted for comparable units and currency *
	2026	2025
Isolated quarter, year over year change, percent	Q1	Q4	Q3	Q2	Q1

Americas	-2%	-1%	-8%	10%	20%

Europe, Middle East and Africa	10%	13%	3%	-1%	-7%

South East Asia, Oceania and India	12%	19%	1%	-22%	-17%

North East Asia	15%	-16%	10%	-15%	-8%

Other	12%	13%	-2%	15%	-6%

Total	6%	6%	-2%	2%	0%

	2026	2025
Year to date, year over year change, percent	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Americas	-2%	4%	6%	14%	20%

Europe, Middle East and Africa	10%	3%	-2%	-4%	-7%

South East Asia, Oceania and India	12%	-4%	-13%	-19%	-17%

North East Asia	15%	-9%	-5%	-12%	-8%

Other	12%	5%	3%	5%	-6%

Total	6%	2%	0%	1%	0%

*  Q1-Q3 2025 have been restated to reflect changes in the market area structure. On February 25, 2025, the new market area structure was announced, and during Q4 2025 one additional country was added to Americas.

Rolling four quarters of net sales by segment
	2026	2025
Rolling four quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Networks	148,308	151,014	153,611	158,203	160,135

Cloud Software and Services	61,573	62,715	62,141	61,748	62,565

Enterprise	19,352	21,117	22,629	23,890	24,826

Other	1,754	1,835	1,928	2,023	2,054

Total	230,988	236,681	240,309	245,864	249,580

39 Ericsson | First quarter report 2026. April 17, 2026.	Alternative performance measures

Gross margin by segment by quarter

	2026	2025
Isolated quarters, as percentage of net sales	Q1	Q4	Q3	Q2	Q1

Networks	49.7%	49.0%	50.0%	49.3%	50.8%

Cloud Software and Services	41.5%	43.1%	42.1%	41.5%	39.1%

Enterprise	48.9%	52.1%	51.6%	54.9%	56.3%

Other	-1.5%	7.4%	0.0%	0.4%	3.8%

Total	47.2%	47.2%	47.6%	47.5%	48.2%

	2026	2025
Year to date, as percentage of net sales	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	49.7%	49.7%	50.0%	50.1%	50.8%

Cloud Software and Services	41.5%	41.7%	41.0%	40.4%	39.1%

Enterprise	48.9%	53.9%	54.4%	55.6%	56.3%

Other	-1.5%	3.0%	1.5%	2.1%	3.8%

Total	47.2%	47.6%	47.8%	47.8%	48.2%

EBIT margin by segment by quarter

	2026	2025
Isolated quarters, as percentage of net sales	Q1	Q4	Q3	Q2	Q1

Networks	10.0%	21.1%	20.0%	17.8%	19.8%

Cloud Software and Services	0.0%	16.8%	11.2%	5.8%	0.5%

Enterprise	-44.2%	-33.3%	131.5%	-15.7%	-17.1%

Other	0.3%	1.1%	-71.5%	9.5%	-35.0%

Total	2.9%	16.1%	26.9%	11.4%	10.8%

	2026	2025
Year to date, as percentage of net sales	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	10.0%	19.7%	19.2%	18.8%	19.8%

Cloud Software and Services	0.0%	9.6%	6.2%	3.3%	0.5%

Enterprise	-44.2%	15.3%	28.8%	-16.4%	-17.1%

Other	0.3%	-22.3%	-30.5%	-12.8%	-35.0%

Total	2.9%	16.3%	16.4%	11.1%	10.8%

40 Ericsson | First quarter report 2026. April 17, 2026.	Alternative performance measures

EBITA and EBITA margin by segment by quarter

	2026	2025
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Networks	3,315	9,348	7,096	6,397	7,367

Cloud Software and Services	9	3,368	1,726	845	76

Enterprise	-1,537	-1,120	6,987	-524	-625

Other	1	5	-293	45	-166

Total	1,788	11,601	15,516	6,763	6,652

	2026	2025
Isolated quarters, as percentage of net sales	Q1	Q4	Q3	Q2	Q1

Networks	10.1%	21.1%	20.0%	17.9%	20.7%

Cloud Software and Services	0.1%	16.8%	11.2%	5.9%	0.6%

Enterprise	-36.9%	-24.5%	138.1%	-9.4%	-10.5%

Other	0.3%	1.1%	-71.3%	9.5%	-35.0%

Total	3.6%	16.7%	27.6%	12.0%	12.1%

	2026	2025
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	3,315	30,208	20,860	13,764	7,367

Cloud Software and Services	9	6,015	2,647	921	76

Enterprise	-1,537	4,718	5,838	-1,149	-625

Other	1	-409	-414	-121	-166

Total	1,788	40,532	28,931	13,415	6,652

	2026	2025
Year to date, as percentage of net sales	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	10.1%	20.0%	19.5%	19.3%	20.7%

Cloud Software and Services	0.1%	9.6%	6.2%	3.4%	0.6%

Enterprise	-36.9%	22.3%	35.3%	-10.0%	-10.5%

Other	0.3%	-22.3%	-30.5%	-12.8%	-35.0%

Total	3.6%	17.1%	17.3%	12.1%	12.1%

41 Ericsson | First quarter report 2026. April 17, 2026.	Alternative performance measures

Restructuring charges by function

	2026	2025
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Cost of sales	-435	-538	-271	-310	-158

Research and development expenses	-2,595	-300	41	-300	-20

Selling and administrative expenses	-738	-259	-73	-46	-103

Total	-3,768	-1,097	-303	-656	-281

	2026	2025
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Cost of sales	-435	-1,277	-739	-468	-158

Research and development expenses	-2,595	-579	-279	-320	-20

Selling and administrative expenses	-738	-481	-222	-149	-103

Total	-3,768	-2,337	-1,240	-937	-281

Restructuring charges by segment

	2026	2025
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Networks	-3,052	-710	-79	-109	-108

of which cost of sales	-226	-270	-45	-67	-55

of which operating expenses	-2,826	-440	-34	-42	-53

Cloud Software and Services	-620	-349	-193	-538	-74

of which cost of sales	-205	-240	-222	-243	-102

of which operating expenses	-415	-109	29	-295	28

Enterprise	-96	-5	-27	-9	-97

of which cost of sales	-5	-1	0	0	1

of which operating expenses	-91	-4	-27	-9	-98

Other	0	-33	-4	0	-2

of which cost of sales	0	-27	-4	0	-2

of which operating expenses	0	-6	0	0	0

Total	-3,768	-1,097	-303	-656	-281

	2026		2025
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	-3,052	-1,006	-296	-217	-108

of which cost of sales	-226	-437	-167	-122	-55

of which operating expenses	-2,826	-569	-129	-95	-53

Cloud Software and Services	-620	-1,154	-805	-612	-74

of which cost of sales	-205	-807	-567	-345	-102

of which operating expenses	-415	-347	-238	-267	28

Enterprise	-96	-138	-133	-106	-97

of which cost of sales	-5	0	1	1	1

of which operating expenses	-91	-138	-134	-107	-98

Other	0	-39	-6	-2	-2

of which cost of sales	0	-33	-6	-2	-2

of which operating expenses	0	-6	0	0	0

Total	-3,768	-2,337	-1,240	-937	-281

42 Ericsson | First quarter report 2026. April 17, 2026.	Alternative performance measures

Adjusted gross income and Adjusted gross margin by segment
	2026	2025
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Networks	16,585	21,918	17,750	17,705	18,167

Cloud Software and Services	5,112	8,876	6,685	6,207	5,171

Enterprise	2,044	2,387	2,609	3,045	3,337

Other	-6	62	4	2	20

Total	23,734	33,243	27,048	26,959	26,695

	2026	2025

Isolated quarters, as percentage of net sales	Q1	Q4	Q3	Q2	Q1

Networks	50.4%	49.6%	50.1%	49.5%	51.0%

Cloud Software and Services	43.2%	44.3%	43.6%	43.2%	39.9%

Enterprise	49.0%	52.1%	51.6%	54.9%	56.2%

Other	-1.5%	13.0%	1.0%	0.4%	4.2%

Total	48.1%	48.0%	48.1%	48.0%	48.5%

	2026	2025
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	16,585	75,540	53,622	35,872	18,167

Cloud Software and Services	5,112	26,939	18,063	11,378	5,171

Enterprise	2,044	11,378	8,991	6,382	3,337

Other	-6	88	26	22	20

Total	23,734	113,945	80,702	53,654	26,695

	2026	2025

Year to date, as percentage of net sales	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	50.4%	50.0%	50.2%	50.2%	51.0%

Cloud Software and Services	43.2%	43.0%	42.3%	41.6%	39.9%

Enterprise	49.0%	53.9%	54.4%	55.6%	56.2%

Other	-1.5%	4.8%	1.9%	2.3%	4.2%

Total	48.1%	48.1%	48.2%	48.3%	48.5%

43 Ericsson | First quarter report 2026. April 17, 2026.	Alternative performance measures

Adjusted EBIT (loss) and Adjusted EBIT margin by segment
	2026	2025
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Networks	6,335	10,028	7,154	6,485	7,148

Cloud Software and Services	623	3,713	1,914	1,378	145

Enterprise	-1,748	-1,521	6,676	-861	-917

Other	1	38	-290	45	-164

Total	5,211	12,258	15,454	7,047	6,212

	2026	2025
Isolated quarters, as percentage of net sales	Q1	Q4	Q3	Q2	Q1

Networks	19.2%	22.7%	20.2%	18.1%	20.1%

Cloud Software and Services	5.3%	18.5%	12.5%	9.6%	1.1%

Enterprise	-41.9%	-33.2%	132.0%	-15.5%	-15.5%

Other	0.3%	8.0%	-70.6%	9.5%	-34.6%

Total	10.6%	17.7%	27.5%	12.6%	11.3%

	2026	2025
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	6,335	30,815	20,787	13,633	7,148

Cloud Software and Services	623	7,150	3,437	1,523	145

Enterprise	-1,748	3,377	4,898	-1,778	-917

Other	1	-371	-409	-119	-164

Total	5,211	40,971	28,713	13,259	6,212

	2026	2025
Year to date, as percentage of net sales	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	19.2%	20.4%	19.5%	19.1%	20.1%

Cloud Software and Services	5.3%	11.4%	8.1%	5.6%	1.1%

Enterprise	-41.9%	16.0%	29.6%	-15.5%	-15.5%

Other	0.3%	-20.2%	-30.1%	-12.6%	-34.6%

Total	10.6%	17.3%	17.2%	11.9%	11.3%

Rolling four quarters of adjusted EBITA margin by segment (%)

	2026	2025
Rolling four quarters, as percentage of net sales	Q1	Q4	Q3	Q2	Q1

Networks	20.3%	20.7%	20.4%	20.4%	19.3%

Cloud Software and Services	12.4%	11.4%	8.5%	6.1%	4.0%

Enterprise	20.4%	23.0%	21.2%	-12.6%	-15.0%

Other	-11.7%	-20.2%	-46.5%	-30.4%	-35.5%

Total	18.0%	18.1%	16.8%	13.2%	11.6%

44 Ericsson | First quarter report 2026. April 17, 2026.	Alternative performance measures

Adjusted EBITA and Adjusted EBITA margin by segment

	2026	2025
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Networks	6,367	10,058	7,175	6,506	7,475

Cloud Software and Services	629	3,717	1,919	1,383	150

Enterprise	-1,441	-1,115	7,014	-515	-528

Other	1	38	-289	45	-164

Total	5,556	12,698	15,819	7,419	6,933

	2026	2025
Isolated quarters, as percentage of net sales	Q1	Q4	Q3	Q2	Q1

Networks	19.3%	22.8%	20.3%	18.2%	21.0%

Cloud Software and Services	5.3%	18.6%	12.5%	9.6%	1.2%

Enterprise	-34.6%	-24.4%	138.7%	-9.3%	-8.9%

Other	0.3%	8.0%	-70.3%	9.5%	-34.6%

Total	11.3%	18.3%	28.1%	13.2%	12.6%

	2026	2025
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	6,367	31,214	21,156	13,981	7,475

Cloud Software and Services	629	7,169	3,452	1,533	150

Enterprise	-1,441	4,856	5,971	-1,043	-528

Other	1	-370	-408	-119	-164

Total	5,556	42,869	30,171	14,352	6,933

	2026	2025
Year to date, as percentage of net sales	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	19.3%	20.7%	19.8%	19.6%	21.0%

Cloud Software and Services	5.3%	11.4%	8.1%	5.6%	1.2%

Enterprise	-34.6%	23.0%	36.1%	-9.1%	-8.9%

Other	0.3%	-20.2%	-30.0%	-12.6%	-34.6%

Total	11.3%	18.1%	18.0%	12.9%	12.6%

Operating working capital days

Inventory turnover days (ITO): Five quarter average inventory divided by four quarter rolling absolute value of cost of sales excluding restructuring charges multiplied by 365, expressed as number of days.

Days sales outstanding (DSO): Five quarter average of contract assets, trade receivables and customer finance (current and non-current) less contract liabilities divided by four quarter rolling net sales multiplied by 365, expressed as number of days.

Days payables outstanding (DPO): Five quarter average of advances to suppliers and prepaid expenses less trade payables divided by four quarter rolling absolute value of cost of sales excluding restructuring charges multiplied by 365, expressed as number of days.

Operating working capital days: ITO plus DSO less DPO

	2026	2025
	Q1	Q4	Q3	Q2	Q1

Inventory turnover days (ITO)	80	79	80	80	81

Days sales outstanding (DSO)	9	12	11	14	17

Less: Days payables outstanding (DPO)	70	71	68	66	64

Operating working capital days	19	20	23	28	34

45 Ericsson | First quarter report 2026. April 17, 2026.	Alternative performance measures

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ CHRIS HOUGHTON
Chris Houghton
Senior Vice President, Chief Operating Officer

By:	/s/ LARS SANDSTRÖM
Lars Sandström
Senior Vice President, Chief Financial Officer

Date: April 17, 2026